SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At June 30, 2013 and report on review of

Quarterly information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

Company Data / Share Capital Composition		3
Company Data / Cash Dividends		4
Individual Interim Accounting Information / Statement of Financial Position - Assets		5
Individual Interim Accounting Information / Statement of Financial Position - Liabilities		7
Individual Interim Accounting Information / Statement of Income		9
Individual Interim Accounting Information / Statement of Comprehensive Income		10
Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method		11
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity		12
Individual Interim Accounting Information / Statement of Added Value		14
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		15
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		17
Consolidated Interim Accounting Information / Statement of Income		19
Consolidated Interim Accounting Information / Statement of Comprehensive Income		20
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		21
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity		22
Consolidated Interim Accounting Information / Statement of Added Value		24
Notes to the financial statements		25
1.	The Company and its operations	25
2.	Basis of preparation of interim financial information	25
3.	Basis of Consolidation	26
4.	Accounting policies	26
5.	Cash and cash equivalents	27
6.	Marketable securities	27
7.	Trade and other receivables	27
8.	Inventories	28
9.	Acquisitions and disposal of assets	29
10.	Investments	30
11.	Property, plant and equipment	32
12.	Intangible assets	33
13.	Exploration for and evaluation of oil and gas reserves	34
14.	Trade payables	35
15.	Finance Debt	35
16.	Leases	39
17.	Related parties	39
18.	Provision for decommissioning costs	44
19.	Taxes	45
20.	Employee benefits (Post-employment)	47
21.	Shareholders’ equity	49
22.	Sales revenues	50
23.	Other operating expenses, net	50
24.	Expenses by nature	50
25.	Net finance income (expense)	51
26.	Supplementary statement of cash flows information	52
27.	Segment information	53
28.	Provisions for legal proceedings, contingent liabilities and contingent assets	57
29.	Guarantees for concession agreements for petroleum exploration	60
30.	Risk management and derivative instruments	60
31.	Fair value of financial assets and liabilities	68
32.	Subsequent Events	69
33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2012 and the interim statements as of June 30, 2013	70
Report on Review of Quarterly Information		71

Petróleo Brasileiro S.A. – Petrobras

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
06/30/2013

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Petróleo Brasileiro S.A. – Petrobras

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of shares	Dividends Per Share (Reais/Share)

Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Commom		0.20000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity	05/31/2012	Preferred		0.20000
Board of Directors Meeting	02/04/2013	Interest on Shareholders' equity	05/29/2013	Preferred		0.76000
Board of Directors Meeting	02/04/2013	Interest on Shareholders' equity	05/29/2013	Commom		0.27000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
1	Total Assets	628,362,375	570,023,333
1.01	Current Assets	122,566,886	96,202,374
1.01.01	Cash and Cash Equivalents	27,353,773	17,392,885
1.01.01.01	Cash and Banks	205,231	66,314
1.01.01.02	Short Term Investments	27,148,542	17,326,571
1.01.02	Short Term Investments	37,326,665	23,378,584
1.01.02.01	Financial Investments at Fair Value	21,765,474	21,008,780
1.01.02.01.01	Trading Securities	21,510,652	20,887,809
1.01.02.01.02	Available-for-Sale Securities	254,822	120,971
1.01.02.02	Financial Investments Valued at Amortized Cost	15,561,191	2,369,804
1.01.02.02.01	Held-to-Maturity Securities	15,561,191	2,369,804
1.01.03	Trade and Other Receivables	17,000,123	17,374,174
1.01.03.01	Trade Receivables, Net	13,484,425	14,061,772
1.01.03.01.01	Third Parties	5,061,353	5,233,450
1.01.03.01.02	Credit with Related Parties	8,831,068	9,240,784
1.01.03.01.03	Provision for Impairment of Trade Receivables	(407,996)	(412,462)
1.01.03.02	Other Receivables	3,515,698	3,312,402
1.01.04	Inventories	25,618,726	24,907,658
1.01.06	Recoverable Taxes	10,803,501	8,836,151
1.01.06.01	Current Recoverable Taxes	10,803,501	8,836,151
1.01.07	Prepaid Expenses	2,316,045	1,465,996
1.01.08	Other Current Assets	2,148,053	2,846,926
1.01.08.01	Non-Current Assets Held for Sale	367,417	289,879
1.01.08.03	Others	1,780,636	2,557,047
1.01.08.03.01	Advances to Suppliers	1,213,638	1,681,612
1.01.08.03.03	Others	566,998	875,435
1.02	Non-Current Assets	505,795,489	473,820,959
1.02.01	Long-Term Receivables	38,056,028	38,824,221
1.02.01.01	Financial Investments at Fair Value	33,130	69,727
1.02.01.01.02	Available-for-Sale Securities	33,130	69,727
1.02.01.02	Financial Investments Valued at Amortized Cost	224,709	218,354
1.02.01.02.01	Held-to-Maturity Securities	224,709	218,354
1.02.01.03	Trade and Other Receivables	34,449	63,739
1.02.01.03.02	Other Receivables	34,449	63,739
1.02.01.04	Inventories	85,809	72,953
1.02.01.06	Deferred Taxes	21,863,980	19,967,412
1.02.01.06.01	Deferred Income Tax and Social Contribution	14,174,813	12,518,827
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,750,139	1,704,297
1.02.01.06.03	Deferred PIS / COFINS	5,939,028	5,744,288
1.02.01.07	Prepaid Expenses	2,383,162	2,336,240
1.02.01.08	Credit with Related Parties	5,297,847	8,582,348
1.02.01.08.01	Credit with Associates	4,413	4,380
1.02.01.08.02	Credit with Subsidiaries	3,442,987	6,580,510
1.02.01.08.04	Credit with Other Related Parties	1,850,447	1,997,458
1.02.01.09	Other Non-Current Assets	8,132,942	7,513,448
1.02.01.09.06	Judicial Deposits	4,983,567	4,675,612

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
1.02.01.09.07	Advances to Suppliers	2,365,063	2,061,301
1.02.01.09.08	Other Long-Term Assets	784,312	776,535
1.02.02	Investments	89,069,726	77,704,836
1.02.02.01	Corporate Interests	89,069,726	77,704,836
1.02.02.01.01	Investments in Associates	5,809,531	5,982,641
1.02.02.01.02	Investments in Subsidiaries	81,966,492	70,275,562
1.02.02.01.03	Investments in Joint Ventures	1,148,188	1,252,055
1.02.02.01.04	Other Corporate Interests	145,515	194,578
1.02.03	Property, Plant and Equipment	301,407,977	279,823,553
1.02.03.01	Assets in Operation	169,599,387	156,257,445
1.02.03.02	Assets under Leasing	10,006,964	10,286,735
1.02.03.03	Assets under Construction	121,801,626	113,279,373
1.02.04	Intangible Assets	77,196,970	77,349,165
1.02.04.01	Intangible Assets	77,196,970	77,349,165
1.02.04.01.02	Rights and Concessions	75,925,566	75,967,036
1.02.04.01.03	Software	1,271,404	1,382,129
1.02.05	Deferred	64,788	119,184

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
2	Total Liabilities	628,362,375	570,023,333
2.01	Current Liabilities	69,008,002	67,999,700
2.01.01	Social and Labor Obligations	4,216,312	3,800,649
2.01.01.01	Social Obligations	536,911	539,487
2.01.01.02	Labor Obligations	3,679,401	3,261,162
2.01.02	Trade Payables	14,187,607	13,861,788
2.01.02.01	National Suppliers	10,384,061	10,868,412
2.01.02.02	Foreign Suppliers	3,803,546	2,993,376
2.01.03	Taxes	8,690,668	10,518,392
2.01.03.01	Federal Taxes	6,077,480	7,654,607
2.01.03.01.02	Other Federal Taxes	6,077,480	7,654,607
2.01.03.02	State Taxes	2,488,427	2,725,117
2.01.03.03	Municipal Taxes	124,761	138,668
2.01.04	Loans and Financing	2,421,329	8,199,592
2.01.04.01	Loans and Financing	663,020	6,386,399
2.01.04.01.01	Local Currency	607,780	736,276
2.01.04.01.02	Foreign Currency	55,240	5,650,123
2.01.04.02	Debentures	70,682	72,021
2.01.04.03	Finance Lease Obligations	1,687,627	1,741,172
2.01.05	Other Liabilities	37,973,388	30,101,206
2.01.05.01	Related Parties Liabilities	32,564,694	22,116,925
2.01.05.01.01	Debt with Associates	152,526	192,959
2.01.05.01.02	Debt with Subsidiaries	12,653,118	12,863,570
2.01.05.01.04	Debt with Other Related Parties	19,759,050	9,060,396
2.01.05.02	Others	5,408,694	7,984,281
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity Payable	2,898,598	6,153,528
2.01.05.02.06	Others	2,510,096	1,830,753
2.01.06	Provisions	1,518,698	1,518,073
2.01.06.02	Other Provisions	1,518,698	1,518,073
2.01.06.02.04	Pension and Medical Benefits	1,518,698	1,518,073
2.02	Non-Current Liabilities	220,825,091	173,534,675
2.02.01	Loans and Financing	85,787,830	76,292,158
2.02.01.01	Loans and Financing	80,148,158	70,170,925
2.02.01.01.01	Local Currency	37,590,141	33,260,073
2.02.01.01.02	Foreign Currency	42,558,017	36,910,852
2.02.01.02	Debentures	66,987	100,478
2.02.01.03	Finance Lease Obligations	5,572,685	6,020,755
2.02.02	Other Liabilities	35,175,459	4,503,650
2.02.02.01	Related Parties Liabilities	32,961,454	82,348
2.02.02.01.01	Debt with Associates	65,064	62,858
2.02.02.01.02	Debt with Subsidiaries	32,896,390	19,490
2.02.02.02	Others	2,214,005	4,421,302
2.02.02.02.04	Other Accounts Payable and Expenses	2,214,005	4,421,302
2.02.03	Deferred Taxes	40,201,752	35,184,086
2.02.03.01	Deferred Income Tax and Social Contribution	40,201,752	35,184,086
2.02.04	Provisions	59,660,050	57,554,781

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
2.02.04.01	Provisions for Tax Social Security and Labor Lawsuits	2,104,017	1,504,417
2.02.04.01.01	Provisions for Taxes	154,678	19,938
2.02.04.01.02	Labor and Social Security Provisions	871,013	542,138
2.02.04.01.04	Civil Provisions	988,930	856,836
2.02.04.01.05	Provisions for Other Lawsuits	89,396	85,505
2.02.04.02	Other Provisions	57,556,033	56,050,364
2.02.04.02.04	Pension and Medical Benefits	39,443,352	37,659,008
2.02.04.02.05	Provision for Dismantling of Areas	18,112,681	18,391,356
2.03	Shareholders' Equity	338,529,282	328,488,958
2.03.01	Share Capital	205,410,905	205,392,137
2.03.02	Capital Reserves	989,164	938,861
2.03.02.07	Additional Paid In Capital	989,164	938,861
2.03.04	Profit Reserves	134,961,460	134,980,228
2.03.04.01	Legal Reseve	15,353,260	15,353,260
2.03.04.02	Statutory Reserve	3,475,478	3,475,478
2.03.04.05	Reserve for Profit Retention	114,739,997	114,739,997
2.03.04.07	Tax Incentives Reserve	1,392,725	1,411,493
2.03.05	Accumulated Profit/Losses	13,646,681	(154,132)
2.03.06	Equity Valuation Adjustments	(20,425,190)	(14,746,045)
2.03.07	Cumulative Translation Adjustments	3,946,262	2,077,909

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2013 to 06/30/2013	Accumulated of the Current Year 01/01/2013 to 06/30/2013	Same Quarter of the Previous Year 04/01/2012 to 06/30/2012	Accumulated of the Previous Year 01/01/2012 to 06/30/2012
3.01	Sales Revenues	57,706,198	114,629,656	52,496,317	103,606,585
3.02	Cost of Sales	(43,777,752)	(87,633,199)	(41,173,233)	(77,635,784)
3.03	Gross Profit	13,928,446	26,996,457	11,323,084	25,970,801
3.04	Operating Expenses / Income	(4,874,964)	(9,508,799)	(10,270,946)	(14,735,678)
3.04.01	Selling Expenses	(3,156,765)	(6,202,650)	(2,859,587)	(5,766,761)
3.04.02	General and Administrative Expenses	(1,823,196)	(3,504,736)	(1,781,655)	(3,310,253)
3.04.05	Other Operating Expenses	(3,496,176)	(7,353,136)	(5,148,599)	(8,964,327)
3.04.05.01	Other Taxes	(89,164)	(174,712)	(67,113)	(141,683)
3.04.05.02	Research and Development Expenses	(582,946)	(1,228,185)	(424,421)	(939,030)
3.04.05.03	Exploration Costs	(1,145,792)	(2,382,867)	(3,293,776)	(4,214,679)
3.04.05.05	Other Operating Expenses / Income, Net	(1,678,274)	(3,567,372)	(1,363,289)	(3,668,935)
3.04.06	Share of Profit of Equity-Accounted Investments	3,601,173	7,551,723	(481,105)	3,305,663
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	9,053,482	17,487,658	1,052,138	11,235,123
3.06	Net Finance Income (Expense)	(1,722,631)	(520,824)	(2,599,532)	(2,207,118)
3.06.01	Finance Income	670,389	1,419,376	1,488,594	2,856,222
3.06.01.01	Finance Income	670,389	1,419,376	1,488,594	2,856,222
3.06.02	Finance Expenses	(2,393,020)	(1,940,200)	(4,088,126)	(5,063,340)
3.06.02.01	Finance Expenses	(426,319)	(758,674)	(270,225)	(470,429)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,966,701)	(1,181,526)	(3,817,901)	(4,592,911)
3.07	Net Income Before Income Taxes	7,330,851	16,966,834	(1,547,394)	9,028,005
3.08	Income Tax and Social Contribution	(1,164,724)	(3,171,220)	171,252	(1,338,312)
3.08.01	Current	1,976,512	1,976,512	739,594	1,056,426
3.08.02	Deferred	(3,141,236)	(5,147,732)	(568,342)	(2,394,738)
3.09	Net Income from Continuing Operations	6,166,127	13,795,614	(1,376,142)	7,689,693
3.11	Income / Loss for the Period	6,166,127	13,795,614	(1,376,142)	7,689,693
3.99	Income per Share - (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.4700	1.0600	(0.1000)	0.5900
3.99.01.02	Preferred	0.4700	1.0600	(0.1000)	0.5900
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.4700	1.0600	(0.1000)	0.5900
3.99.02.02	Preferred	0.4700	1.0600	(0.1000)	0.5900

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2013 to 06/30/2013	Accumulated of the Current Year 01/01/2013 to 06/30/2013	Same Quarter of the Previous Year 04/01/2012 to 06/30/2012	Accumulated of the Previous Year 01/01/2012 to 06/30/2012
4.01	Net Income for the Period	6,166,127	13,795,614	(1,376,142)	7,689,693
4.02	Other Comprehensive Income	(3,406,926)	(3,800,394)	1,799,262	1,617,669
4.02.01	Cumulative Translation Adjustments	2,244,895	1,868,353	1,600,835	1,269,390
4.02.02	Deemed Cost	2,590	5,199	2,617	5,110
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	13,464	13,345	285,451	500,842
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	1,054	(90,301)	169	3,001
4.02.05	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized	(8,548,527)	(8,505,371)	(26,647)	(5,869)
4.02.06	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	(5,571)	(7,530)	33,935	15,481
4.02.07	Deferred Income Tax and Social Contribution	2,896,450	2,927,192	(97,098)	(170,286)
4.02.08	Actuarial Gains / (Losses) - medical and health benefits	(11,281)	(11,281)	−	−
4.03	Comprehensive Income for the Period	2,759,201	9,995,220	423,120	9,307,362

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2013 to 06/30/2013	Accumulated of the Previous Year 01/01/2012 to 06/30/2012
6.01	Net Cash - Operating Activities	23,196,611	19,497,698
6.01.01	Cash Provided by Operating Activities	25,376,415	22,135,852
6.01.01.01	Net Income for the Period	13,795,614	7,689,693
6.01.01.03	Share of Profit of Equity-accounted Investments	(7,551,723)	(3,305,663)
6.01.01.05	Depreciation, Depletion and Amortization	9,783,927	7,184,768
6.01.01.06	Impairment	129,647	211,159
6.01.01.07	Write-off of Dry Wells	1,223,361	3,273,669
6.01.01.08	Actuarial Expense - Pension and Medical Benefits	2,523,013	1,857,016
6.01.01.09	Income from Sale / Disposal of Assets	63,633	77,803
6.01.01.10	Foreign Exchange and Inflation Indexation Charges on Debt, Net	261,211	2,752,667
6.01.01.11	Deferred Income Tax and Social Contribution, Net	5,147,732	2,394,740
6.01.02	Changes in Assets and Liabilities	(2,247,253)	(190,026)
6.01.02.01	Trade and Other Receivables	(58,415)	(488,459)
6.01.02.02	Inventories	(853,571)	(1,702,652)
6.01.02.03	Trade Payables	325,819	663,326
6.01.02.04	Taxes, Fees and Contributions	(3,860,305)	(1,565,828)
6.01.02.05	Pension and Medical Benefits	(738,044)	(698,580)
6.01.02.06	Short-term Operations with Subsidiaries / Associates	2,937,263	3,602,167
6.01.03	Others	67,449	(2,448,128)
6.01.03.01	Other Assets	(713,854)	(2,661,491)
6.01.03.02	Other Liabilities	781,303	213,363
6.02	Net Cash - Investment Activities	(50,394,685)	(33,134,164)
6.02.01	Investments in Exploration and Production of Oil and Gas	(18,799,765)	(16,053,314)
6.02.02	Investments in Refining and Transportation	(14,049,528)	(14,685,425)
6.02.03	Investments in Gas and Power Activities	(2,205,307)	(1,224,515)
6.02.04	Investment in International Activities	20,282	(2,122)
6.02.06	Investment in Biofuel Activities	(200,826)	(145,930)
6.02.07	Investment in Corporate Activities	(3,075,870)	−
6.02.08	Other Investments	(320,090)	(833,747)
6.02.09	Investments in Marketable Securities	(13,657,370)	(1,825,000)
6.02.10	Dividends Received	1,893,789	1,635,889
6.03	Net Cash - Financing Activities	37,158,962	7,092,784
6.03.03	Proceedings from Long-term Financing	17,652,825	−
6.03.04	Repayment of Principal	(13,442,421)	(379,459)
6.03.05	Repayment of Interest	(1,512,152)	(1,588,802)
6.03.06	Intercompany Loans and Others, Net	26,632,578	14,632,576
6.03.07	Non Standard Credit Rights Investment Fund	10,698,655	599,899
6.03.08	Dividends Paid to Shareholders	(2,870,523)	(6,171,430)
6.05	Increase (Decrease) in Cash and Cash Equivalents	9,960,888	(6,543,682)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	17,392,885	18,857,502
6.05.02	Cash and Cash Equivalents at the End of the Period	27,353,773	12,313,820

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2013 to 06/30/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	205,392,137	938,861	134,980,228	−	2,128,419	343,439,645
5.02	Previous Years Adjustments	−	−	−	(154,132)	(14,796,555)	(14,950,687)
5.03	Adjusted Opening Balance	205,392,137	938,861	134,980,228	(154,132)	(12,668,136)	328,488,958
5.04	Capital Transactions with Shareholders	18,768	50,303	(18,768)	−	(5,199)	45,104
5.04.01	Capital Increases	18,768	−	(18,768)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	50,303	−	−	−	50,303
5.04.09	Realization of the Deemed Cost	−	−	−	−	(5,199)	(5,199)
5.05	Total of Comprehensive Income	−	−	−	13,800,813	(3,805,593)	9,995,220
5.05.01	Net Income for the Period	−	−	−	13,795,614	−	13,795,614
5.05.02	Other Comprehensive Income	−	−	−	5,199	(3,805,593)	(3,800,394)
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	(8,492,026)	(8,492,026)
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	2,927,192	2,927,192
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,868,353	1,868,353
5.05.02.06	Adjustments of Financial Instruments Transferred to Profit or Loss	−	−	−	−	(97,831)	(97,831)
5.05.02.07	Realization of the Deemed Cost	−	−	−	5,199	−	5,199
5.05.02.08	Actuarial losses (gains) on defined benefit plans	−	−	−	−	(11,281)	(11,281)
5.07	Ending Balance	205,410,905	989,164	134,961,460	13,646,681	(16,478,928)	338,529,282

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2012 to 06/30/2012

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	205,379,729	859,388	122,963,060	−	1,272,385	330,474,562
5.02	Previous Years Adjustments	−	−	−	(154,132)	(8,252,981)	(8,407,113)
5.03	Adjusted Opening Balance	205,379,729	859,388	122,963,060	(154,132)	(6,980,596)	322,067,449
5.04	Capital Transactions with Shareholders	12,408	81,845	(12,408)	(2,625,857)	(5,110)	(2,549,122)
5.04.01	Capital Increases	12,408	−	(12,408)	−	−	−
5.04.07	Interest on Shareholders' Equity	−	−	−	(2,625,857)	−	(2,625,857)
5.04.08	Change in Interest in Subsidiaries	−	81,845	−	−	−	81,845
5.04.09	Realization of the Deemed Cost	−	−	−	−	(5,110)	(5,110)
5.05	Total of Comprehensive Income	−	−	−	7,694,803	1,612,559	9,307,362
5.05.01	Net Income for the Period	−	−	−	7,689,693	−	7,689,693
5.05.02	Other Comprehensive Income	−	−	−	5,110	1,612,559	1,617,669
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	494,973	494,973
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	(170,286)	(170,286)
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,269,390	1,269,390
5.05.02.06	Adjustments of Financial Instruments Transferred to Results	−	−	−	−	18,482	18,482
5.05.02.07	Realization of the Deemed Cost	−	−	−	5,110	−	5,110
5.07	Ending Balance	205,392,137	941,233	122,950,652	4,914,814	(5,373,147)	328,825,689

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated Current Year 01/01/2013 to 06/30/2013	Accumulated Previous Year 01/01/2012 to 06/30/2012
7.01	Sales Revenues	179,176,819	161,172,781
7.01.01	Sales of Goods, Products and Services Provided	145,121,515	133,141,941
7.01.02	Other Revenues	2,964,540	2,334,633
7.01.03	Revenues Related to the Construction of Own Assets	31,086,298	25,802,509
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	4,466	(106,302)
7.02	Inputs Acquired from Third Parties	(95,727,212)	(85,793,822)
7.02.01	Cost of Sales	(46,452,503)	(40,276,663)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(38,528,071)	(35,777,020)
7.02.03	Impairment / Recovery of Assets	(129,648)	(211,159)
7.02.04	Others	(10,616,990)	(9,528,980)
7.03	Gross Added Value	83,449,607	75,378,959
7.04	Retentions	(9,783,927)	(7,184,768)
7.04.01	Depreciation, Amortization and Depletion	(9,783,927)	(7,184,768)
7.05	Net Added Value Produced	73,665,680	68,194,191
7.06	Transferred Added Value	10,469,634	6,848,205
7.06.01	Share of Profit of Equity-accounted Investments	7,551,723	3,305,663
7.06.02	Finance Income	2,554,630	3,192,233
7.06.03	Others	363,281	350,309
7.07	Total Added Value to be Distributed	84,135,314	75,042,396
7.08	Distribution of Added Value	84,135,314	75,042,396
7.08.01	Personnel	10,423,152	8,230,428
7.08.01.01	Payroll and Related Charges	6,678,088	5,310,757
7.08.01.02	Benefits	3,271,482	2,507,074
7.08.01.03	FGTS	473,582	412,597
7.08.02	Taxes, Duties and Social Contributions	39,292,786	38,461,044
7.08.02.01	Federal	26,509,051	26,753,131
7.08.02.02	State	12,726,471	11,641,187
7.08.02.03	Municipal	57,264	66,726
7.08.03	Remuneration of Third Party Capital	20,623,762	20,661,231
7.08.03.01	Interest	5,764,818	8,098,553
7.08.03.02	Rental	14,858,944	12,562,678
7.08.04	Remuneration of Shareholders' Equity	13,795,614	7,689,693
7.08.04.01	Interest on Shareholders' Equity	−	2,608,899
7.08.04.03	Retained Earnings / Loss For The Period	13,795,614	5,080,794

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
1	Total Assets	749,027,663	683,863,255
1.01	Current Assets	144,710,024	118,101,812
1.01.01	Cash and Cash Equivalents	51,249,525	27,628,003
1.01.01.01	Cash and Banks	2,514,342	2,024,301
1.01.01.02	Short Term Investments	48,735,183	25,603,702
1.01.02	Short Term Investments	21,782,051	21,315,726
1.01.02.01	Financial Investments at Fair Value	21,766,485	21,306,430
1.01.02.01.01	Trading Securities	21,510,651	20,887,809
1.01.02.01.02	Available-for-Sale Securities	255,834	418,621
1.01.02.02	Financial Investments Valued at Amortized Cost	15,566	9,296
1.01.02.02.01	Held-to-Maturity Securities	15,566	9,296
1.01.03	Trade and Other Receivables	22,130,066	22,680,509
1.01.03.01	Trade Receivables, Net	16,678,921	17,352,329
1.01.03.01.01	Third Parties	15,531,541	13,625,386
1.01.03.01.02	Credit with Related Parties	2,888,616	5,473,219
1.01.03.01.03	Provision for Impairment of Trade Receivables	(1,741,236)	(1,746,276)
1.01.03.02	Other Receivables	5,451,145	5,328,180
1.01.04	Inventories	31,097,263	29,735,948
1.01.06	Recoverable Taxes	13,482,127	11,386,585
1.01.06.01	Current Recoverable Taxes	13,482,127	11,386,585
1.01.07	Prepaid Expenses	2,270,287	1,692,488
1.01.08	Other Current Assets	2,698,705	3,662,553
1.01.08.01	Non-Current Assets Held for Sale	456,453	289,879
1.01.08.03	Others	2,242,252	3,372,674
1.01.08.03.01	Advances to Suppliers	1,444,980	1,894,596
1.01.08.03.03	Others	797,272	1,478,078
1.02	Non-Current Assets	604,317,639	565,761,443
1.02.01	Long-Term Receivables	58,360,387	53,362,154
1.02.01.01	Financial Investments at Fair Value	33,149	69,747
1.02.01.01.02	Available-for-Sale Securities	33,149	69,747
1.02.01.02	Financial Investments Valued at Amortized Cost	304,342	289,284
1.02.01.02.01	Held-to-Maturity Securities	304,342	289,284
1.02.01.03	Trade and Other Receivables	5,193,339	5,230,502
1.02.01.03.02	Other Receivables	5,193,339	5,230,502
1.02.01.04	Inventories	93,845	91,847
1.02.01.06	Deferred Taxes	31,718,097	28,112,781
1.02.01.06.01	Deferred Income Tax and Social Contribution	20,470,595	17,439,720
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,938,965	1,844,663
1.02.01.06.03	Deferred PIS / COFINS	8,664,624	8,278,768
1.02.01.06.04	Other Taxes	643,913	549,630
1.02.01.07	Prepaid Expenses	2,671,932	2,663,420
1.02.01.08	Credit with Related Parties	3,890,726	3,844,950
1.02.01.08.01	Credit with Associates	114,394	74,791
1.02.01.08.04	Credit with Other Related Parties	3,776,332	3,770,159
1.02.01.09	Other Non-Current Assets	14,454,957	13,059,623
1.02.01.09.05	Judicial Deposits	5,904,876	5,509,503

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
1.02.01.09.06	Advances to Suppliers	7,434,111	6,448,531
1.02.01.09.07	Other Long-Term Assets	1,115,970	1,101,589
1.02.02	Investments	14,610,342	12,476,892
1.02.02.01	Corporate Interests	14,610,342	12,476,892
1.02.02.01.01	Investments in Associates	14,417,145	12,233,399
1.02.02.01.04	Other Corporate Interests	193,197	243,493
1.02.03	Property, Plant and Equipment	451,353,350	418,715,641
1.02.03.01	Assets in Operation	269,014,321	251,629,174
1.02.03.02	Assets under Leasing	204,545	208,008
1.02.03.03	Assets under Construction	182,134,484	166,878,459
1.02.04	Intangible Assets	79,993,560	81,206,756
1.02.04.01	Intangible Assets	79,028,138	80,266,073
1.02.04.01.02	Rights and Concessions	77,569,107	78,701,762
1.02.04.01.03	Software	1,459,031	1,564,311
1.02.04.02	Goodwill	965,422	940,683

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
2	Total Liabilities	749,027,663	683,863,255
2.01	Current Liabilities	68,163,988	69,620,583
2.01.01	Social and Labor Obligations	4,863,915	4,420,579
2.01.01.01	Social Obligations	587,024	761,060
2.01.01.02	Labor Obligations	4,276,891	3,659,519
2.01.02	Trade Payables	24,127,446	23,735,510
2.01.02.01	National Suppliers	12,980,078	13,305,998
2.01.02.02	Foreign Suppliers	11,147,368	10,429,512
2.01.03	Taxes	10,357,364	12,521,622
2.01.03.01	Federal Taxes	7,538,306	9,333,654
2.01.03.01.01	Income Tax and Social Contribution Payable	1,021,227	1,862,398
2.01.03.01.02	Other Federal Taxes	6,517,079	7,471,256
2.01.03.02	State Taxes	2,686,989	3,039,633
2.01.03.03	Municipal Taxes	132,069	148,335
2.01.04	Loans and Financing	18,199,051	15,319,805
2.01.04.01	Loans and Financing	17,874,745	14,996,561
2.01.04.01.01	Local Currency	2,756,805	2,736,517
2.01.04.01.02	Foreign Currency	15,117,940	12,260,044
2.01.04.02	Debentures	285,479	286,280
2.01.04.03	Finance Lease Obligations	38,827	36,964
2.01.05	Other Liabilities	9,029,673	12,013,440
2.01.05.01	Related Parties Liabilities	1,139,205	1,039,305
2.01.05.01.01	Debt with Associates	1,139,205	1,039,305
2.01.05.02	Others	7,890,468	10,974,135
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity Payable	2,898,598	6,153,528
2.01.05.02.05	Others	4,991,870	4,820,607
2.01.06	Provisions	1,586,539	1,609,627
2.01.06.02	Other Provisions	1,586,539	1,609,627
2.01.06.02.04	Pension and Medical Benefits	1,586,539	1,609,627
2.02	Non-Current Liabilities	340,838,127	283,759,706
2.02.01	Loans and Financing	230,841,535	180,993,544
2.02.01.01	Loans and Financing	230,079,697	180,113,242
2.02.01.01.01	Local Currency	70,741,050	64,980,832
2.02.01.01.02	Foreign Currency	159,338,647	115,132,410
2.02.01.02	Debentures	569,036	704,696
2.02.01.03	Finance Lease Obligations	192,802	175,606
2.02.02	Other Liabilities	2,299,221	1,576,609
2.02.02.01	Related Parties Liabilities	391,076	181,350
2.02.02.01.01	Debt with Associates	391,076	181,350
2.02.02.02	Others	1,908,145	1,395,259
2.02.02.02.03	Other Accounts Payable and Expenses	1,908,145	1,395,259
2.02.03	Deferred Taxes	43,315,972	39,261,600
2.02.03.01	Deferred Income Tax and Social Contribution	43,315,972	39,261,600
2.02.04	Provisions	64,381,399	61,927,953
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	3,300,170	2,585,155
2.02.04.01.01	Tax Provisions	886,057	695,867

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	June 30, 2013	December 31, 2012
2.02.04.01.02	Social Security and Labor Provisions	1,024,289	686,715
2.02.04.01.04	Civil Provisions	1,242,712	1,050,132
2.02.04.01.05	Provisions for Other Lawsuits	147,112	152,441
2.02.04.02	Other Provisions	61,081,229	59,342,798
2.02.04.02.04	Pension and Medical Benefits	42,069,103	40,050,587
2.02.04.02.05	Provision for Decommissioning Costs	19,012,126	19,292,211
2.03	Consolidated Shareholders' Equity	340,025,548	330,482,966
2.03.01	Share Capital	205,410,905	205,392,137
2.03.02	Capital Reserves	677,845	630,288
2.03.02.07	Additional Paid In Capital	677,845	630,288
2.03.04	Profit Reserves	134,910,061	134,928,829
2.03.04.01	Legal Reseve	15,353,260	15,353,260
2.03.04.02	Statutory Reserve	3,475,478	3,475,478
2.03.04.05	Reserve for Profit Retention	114,688,598	114,688,598
2.03.04.07	Tax Incentive Reserve	1,392,725	1,411,493
2.03.05	Accumulated Profit / Losses	13,745,234	(154,132)
2.03.06	Equity Valuation Adjustments	(20,425,190)	(14,746,045)
2.03.07	Cumulative Translation Adjustments	3,946,262	2,077,909
2.03.09	Non-controlling Interests	1,760,431	2,353,980

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2013 to 06/30/2013	Accumulated of the Current Year 01/01/2013 to 06/30/2013	Same Quarter of the Previous Year 04/01/2012 to 06/30/2012	Accumulated of the Previous Year 01/01/2012 to 06/30/2012
3.01	Sales Revenues	73,626,250	146,161,597	68,047,270	134,181,301
3.02	Cost of Sales	(54,919,023)	(108,598,309)	(52,032,050)	(97,922,028)
3.03	Gross Profit	18,707,227	37,563,288	16,015,220	36,259,273
3.04	Operating Expenses / Income	(7,211,151)	(16,061,309)	(11,159,302)	(19,496,275)
3.04.01	Selling Expenses	(2,552,425)	(4,846,758)	(2,349,094)	(4,702,356)
3.04.02	General and Administrative Expenses	(2,589,590)	(5,060,422)	(2,496,513)	(4,696,408)
3.04.05	Other Operating Expenses	(2,458,756)	(6,699,916)	(5,887,715)	(9,807,850)
3.04.05.01	Other Taxes	(248,810)	(472,009)	(170,242)	(318,318)
3.04.05.02	Research and Development Expenses	(594,425)	(1,267,509)	(430,245)	(948,723)
3.04.05.03	Exploration Costs	(1,206,541)	(2,488,041)	(3,415,652)	(4,427,065)
3.04.05.05	Other Operating Expenses / Income, Net	(408,980)	(2,472,357)	(1,871,576)	(4,113,744)
3.04.06	Share of Profit of Equity-Accounted Investments	389,620	545,787	(425,980)	(289,661)
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	11,496,076	21,501,979	4,855,918	16,762,998
3.06	Net Finance Income (Expense)	(3,550,695)	(2,160,921)	(6,406,934)	(5,941,941)
3.06.01	Finance Income	909,124	1,880,891	1,638,036	2,833,645
3.06.01.01	Finance Income	909,124	1,880,891	1,638,036	2,833,645
3.06.02	Finance Expenses	(4,459,819)	(4,041,812)	(8,044,970)	(8,775,586)
3.06.02.01	Finance Expenses	(1,280,149)	(2,478,704)	(871,892)	(1,736,533)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(3,179,670)	(1,563,108)	(7,173,078)	(7,039,053)
3.07	Net Income Before Income Taxes	7,945,381	19,341,058	(1,551,016)	10,821,057
3.08	Income Tax and Social Contribution	(2,266,469)	(5,826,931)	(319,674)	(3,264,068)
3.08.01	Current	793,975	(644,894)	(856,671)	(1,469,944)
3.08.02	Deferred	(3,060,444)	(5,182,037)	536,997	(1,794,124)
3.09	Net Income from Continuing Operations	5,678,912	13,514,127	(1,870,690)	7,556,989
3.11	Consolidated Net Income / Loss for the Period	5,678,912	13,514,127	(1,870,690)	7,556,989
3.11.01	Attributable to Shareholders of Petrobras	6,200,990	13,894,167	(1,345,727)	7,868,494
3.11.02	Attributable to Non-controlling Interests	(522,078)	(380,040)	(524,963)	(311,505)
3.99.01	Basic Income per Share	−	−	−	−
3.99.01.01	Common	0.4800	1.0700	(0.1000)	0.6000
3.99.01.02	Preferred	0.4800	1.0700	(0.1000)	0.6000
3.99.02	Diluted Income per Share	−	−	−	−
3.99.02.01	Common	−	−	(0.1000)	0.6000
3.99.02.02	Preferred	−	−	(0.1000)	0.6000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 04/01/2013 to 06/30/2013	Accumulated of the Current Year 01/01/2013 to 06/30/2013	Same Quarter of the Previous Year 04/01/2012 to 06/30/2012	Accumulated of the Previous Year 01/01/2012 to 06/30/2012
4.01	Consolidated Net Income for the Period	5,678,912	13,514,127	(1,870,690)	7,556,989
4.02	Other Comprehensive Income	(3,269,528)	(3,745,214)	1,845,472	1,608,778
4.02.01	Cumulative Translation Adjustments	2,382,293	1,923,533	1,647,045	1,260,499
4.02.02	Deemed Cost	2,590	5,199	2,617	5,110
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders' Equity	13,464	13,345	285,451	500,842
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	1,054	(90,301)	169	3,001
4.02.05	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(8,548,527)	(8,505,371)	(26,647)	(5,869)
4.02.06	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	(5,571)	(7,530)	33,935	15,481
4.02.07	Deferred Income Tax and Social Contribution	2,896,450	2,927,192	(97,098)	(170,286)
4.02.08	Actuarial Gains / (Losses) - medical and health benefits	(11,281)	(11,281)	−	−
4.03	ConsolidatedComprehensive Income for the Period	2,409,384	9,768,913	(25,218)	9,165,767
4.03.01	Attributable to Shareholders of Petrobras	2,794,064	10,093,773	453,535	9,486,163
4.03.02	Attributable to Non-controlling Interests	(384,680)	(324,860)	(478,753)	(320,396)

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2013 to 06/30/2013	Accumulated of the Previous Year 01/01/2012 to 06/30/2012
6.01	Net Cash - Operating Activities	31,076,119	26,100,339
6.01.01	Cash Provided by Operating Activities	36,956,446	32,535,472
6.01.01.01	Net Income for the Period	13,894,167	7,868,494
6.01.01.02	Non-controlling Interests	(380,040)	(311,505)
6.01.01.03	Share of Profit of Equity-accounted Investments	(545,787)	289,660
6.01.01.05	Depreciation, Depletion and Amortization	13,366,063	10,065,997
6.01.01.06	Impairment	470,539	912,095
6.01.01.07	Write-off of Dry Wells	1,231,016	3,281,929
6.01.01.08	Actuarial Expense - Pension and Medical Benefits	2,775,201	2,011,814
6.01.01.09	Income from Sale / Disposal of Assets	(1,400,275)	(20,113)
6.01.01.10	Foreign Exchange and Inflation Indexation Charges on Debt, Net	2,363,525	6,642,977
6.01.01.11	Deferred Income Tax and Social Contribution, Net	5,182,037	1,794,124
6.01.02	Changes in Assets and Liabilities	(6,191,776)	(4,429,411)
6.01.02.01	Trade and Other Receivables	777,062	(845,117)
6.01.02.02	Inventories	(1,636,766)	(2,345,473)
6.01.02.03	Trade Payables	(74,960)	709,892
6.01.02.04	Taxes, Fees and Contributions	(4,469,979)	(1,208,600)
6.01.02.05	Pension and Medical Benefits	(787,133)	(740,113)
6.01.03	Others	311,449	(2,005,722)
6.01.03.01	Other Assets	(338,854)	(1,385,790)
6.01.03.02	Other Liabilities	650,303	(619,932)
6.02	Net Cash - Investment Activities	(38,664,192)	(37,493,508)
6.02.01	Investments in Exploration and Production of Oil and Gas	(23,558,526)	(19,741,392)
6.02.02	Investments in Refining and Transportation	(12,998,751)	(11,874,430)
6.02.03	Investments in Gas and Power Activities	(2,218,746)	(1,523,063)
6.02.04	Investment in International Activities	(2,219,571)	(1,727,588)
6.02.05	Investments in Distribution Activities	(337,275)	(540,819)
6.02.06	Investment in Biofuel Activities	(77,849)	(32,791)
6.02.07	Other Investments	(314,032)	(832,659)
6.02.08	Cash Received on Disposal of Assets (Divesting)	3,192,201	−
6.02.09	Investments in Marketable Securities	(275,042)	(1,394,809)
6.02.10	Dividends Received	143,399	174,043
6.03	Net Cash - Financing Activities	29,345,014	991,691
6.03.03	Non-controlling Interests	(199,051)	82,472
6.03.04	Proceedings from Long-term Financing	61,149,422	22,141,514
6.03.05	Repayment of Principal	(23,813,761)	(10,793,571)
6.03.06	Repayment of Interest	(4,921,073)	(4,267,294)
6.03.09	Dividends Paid to Shareholders	(2,870,523)	(6,171,430)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,864,581	972,574
6.05	Increase (Decrease) in Cash and Cash Equivalents	23,621,522	(9,428,904)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	27,628,003	35,747,240
6.05.02	Cash and Cash Equivalents at the End of the Period	51,249,525	26,318,336

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2013 to 06/30/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,392,137	630,288	134,928,829	−	2,128,419	343,079,673	2,353,980	345,433,653
5.02	Previous Years Adjustments	−	−	−	(154,132)	(14,796,555)	(14,950,687)	−	(14,950,687)
5.03	Adjusted Opening Balance	205,392,137	630,288	134,928,829	(154,132)	(12,668,136)	328,128,986	2,353,980	330,482,966
5.04	Capital Transactions with Shareholders	18,768	47,557	(18,768)	−	(5,199)	42,358	(268,689)	(226,331)
5.04.01	Capital Increases	18,768	−	(18,768)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	(381)	(381)
5.04.08	Change in Interest in Subsidiaries	−	47,557	−	−	−	47,557	(268,308)	(220,751)
5.04.09	Realization of the Deemed Cost	−	−	−	−	(5,199)	(5,199)	−	(5,199)
5.05	Total of Comprehensive Income	−	−	−	13,899,366	(3,805,593)	10,093,773	(324,860)	9,768,913
5.05.01	Net Income for the Period	−	−	−	13,894,167	−	13,894,167	(380,040)	13,514,127
5.05.02	Other Comprehensive Income	−	−	−	5,199	(3,805,593)	(3,800,394)	55,180	(3,745,214)
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	(8,492,026)	(8,492,026)	−	(8,492,026)
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	2,927,192	2,927,192	−	2,927,192
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,868,353	1,868,353	55,180	1,923,533
5.05.02.06	Adjustments of Financial Instruments Reclassified to Profit or Loss	−	−	−	−	(97,831)	(97,831)	−	(97,831)
5.05.02.07	Realization of the Deemed Cost	−	−	−	5,199	−	5,199	−	5,199
5.05.02.08	Actuarial losses (gains) on defined benefit plans	−	−	−	−	(11,281)	(11,281)	−	(11,281)
5.07	Ending Balance	205,410,905	677,845	134,910,061	13,745,234	(16,478,928)	338,265,117	1,760,431	340,025,548

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2012 to 06/30/2012

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,379,729	562,643	122,624,124	−	1,272,385	329,838,881	2,384,730	332,223,611
5.02	Previous Years Adjustments	−	−	−	(154,132)	(8,252,981)	(8,407,113)	−	(8,407,113)
5.03	Adjusted Opening Balance	205,379,729	562,643	122,624,124	(154,132)	(6,980,596)	321,431,768	2,384,730	323,816,498
5.04	Capital Transactions with Shareholders	12,408	81,845	(12,408)	(2,625,857)	(5,110)	(2,549,122)	48,760	(2,500,362)
5.04.01	Capital Increases	12,408	−	(12,408)	−	−	−	−	−
5.04.06	Dividends	−	−	−	(2,625,857)	−	(2,625,857)	(35,458)	(2,661,315)
5.04.08	Change in Interest in Subsidiaries	−	81,845	−	−	−	81,845	84,218	166,063
5.04.09	Realization of the Deemed Cost	−	−	−	−	(5,110)	(5,110)	−	(5,110)
5.05	Total of Comprehensive Income	−	−	−	7,873,604	1,612,559	9,486,163	(320,396)	9,165,767
5.05.01	Net Income for the Period	−	−	−	7,868,494	−	7,868,494	(311,505)	7,556,989
5.05.02	Other Comprehensive Income	−	−	−	5,110	1,594,077	1,599,187	(8,891)	1,590,296
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	494,973	494,973	−	494,973
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	(170,286)	(170,286)	−	(170,286)
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,269,390	1,269,390	(8,891)	1,260,499
5.05.02.07	Realization of the Deemed Cost	−	−	−	5,110	−	5,110	−	5,110
5.05.03	Transferred to Results	−	−	−	−	18,482	18,482	−	18,482
5.05.03.01	Adjustments of Financial Instruments	−	−	−	−	18,482	18,482	−	18,482
5.07	Ending Balance	205,392,137	644,488	122,611,716	5,093,615	(5,373,147)	328,368,809	2,113,094	330,481,903

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated Current Year 01/01/2013 to 06/30/2013	Accumulated Previous Year 01/01/2012 to 06/30/2012
7.01	Sales Revenues	223,844,661	204,371,892
7.01.01	Sales of Goods, Products and Services Provided	178,477,259	165,561,391
7.01.02	Other Revenues	5,663,019	3,990,888
7.01.03	Revenues Related to the Construction of Own Assets	39,702,671	34,950,773
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	1,712	(131,160)
7.02	Inputs Acquired from Third Parties	(117,153,224)	(108,642,999)
7.02.01	Cost of Sales	(59,528,999)	(52,975,576)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(45,772,835)	(44,468,004)
7.02.03	Impairment / Recovery of Assets	(470,539)	(912,095)
7.02.04	Others	(11,380,851)	(10,287,324)
7.03	Gross Added Value	106,691,437	95,728,893
7.04	Retentions	(13,366,063)	(10,065,997)
7.04.01	Depreciation, Amortization and Depletion	(13,366,063)	(10,065,997)
7.05	Net Added Value Produced	93,325,374	85,662,896
7.06	Transferred Added Value	2,430,191	2,681,769
7.06.01	Share of Profit of Equity-accounted Investments	545,787	(289,661)
7.06.02	Finance Income	1,880,891	2,833,645
7.06.03	Others	3,513	137,785
7.07	Total Added Value to be Distributed	95,755,565	88,344,665
7.08	Distribution of Added Value	95,755,565	88,344,665
7.08.01	Personnel	13,036,162	10,475,117
7.08.01.01	Payroll and Related Charges	8,742,645	7,103,245
7.08.01.02	Benefits	3,749,973	2,918,004
7.08.01.03	FGTS	543,544	453,868
7.08.02	Taxes, Duties and Social Contributions	53,799,544	51,074,926
7.08.02.01	Federal	33,207,694	32,496,694
7.08.02.02	State	20,464,953	18,458,361
7.08.02.03	Municipal	126,897	119,871
7.08.03	Remuneration of Third Party Capital	15,405,732	19,237,633
7.08.03.01	Interest	7,742,639	12,446,099
7.08.03.02	Rental	7,663,093	6,791,534
7.08.04	Remuneration of Shareholders' Equity	13,514,127	7,556,989
7.08.04.01	Interest on Shareholders' Equity	−	2,608,899
7.08.04.03	Retained Earnings / Loss For The Period	13,894,167	5,259,595
7.08.04.04	Non-controlling Interests	(380,040)	(311,505)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1).

The individual interim accounting information is being presented in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1) and does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 (R1) - Initial Adoption of Technical Pronouncements. The reconciliations of the parent company's shareholders' equity and results with the consolidated are presented in Note 3.1.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and consider the consolidated information, considering that management understands that consolidated information provides more comprehensive measure of the Company’s financial position and the performance of its operations, complemented by some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2012, which include the full set of notes.

The Company's Board of Directors authorized the publication of this interim financial information in a meeting held on August 9, 2013.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income tax and social contribution on net income (CSLL). Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

2.2.       New and amended standards adopted by the Company

New and amended standards issued by the IASB were effective for annual periods beginning on or after January 1, 2013 and were adopted by the Company, with the corresponding standards and amendments issued by the CPC and approved by the CVM, as set out in note 4.17 (New standards and interpretations) of the Company’s consolidated financial statements for the year ended December 31, 2012.

The amended version of IAS 19 – Employee benefits (CPC 33 – R1) eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

The impact of the adoption of the amended standard on the Company’s consolidated financial statements for the year ended December 31, 2012 is an increase in net actuarial liability of R$ 21,098 (R$ 11,477 at January 1, 2012), an increase in deferred tax assets of R$ 6,147 (R$ 3,070 at January 1, 2012) and a decrease of R$ 14,951 in the shareholders´ equity (R$ 8,407 at January 1, 2012), as set out below:

a)             Consolidated statement of financial position

	12.31.2012			01.01.2012
	As presented (*)	Impact of IAS 19 amendment	Restated	As presented (*)	Impact of IAS 19 amendment	Restated
Assets
Current Assets	118,102	−	118,102	121,164	−	121,164
Long-term Receivables	47,214	6,147	53,361	42,134	3,070	45,204
Investments	12,477	−	12,477	12,248	−	12,248
Property, Plant and Equipment	418,716	−	418,716	343,117	−	343,117
Intangible Assets	81,207	−	81,207	81,434	−	81,434
	677,716	6,147	683,863	600,097	3,070	603,167

Liabilities
Current Liabilities	69,620	−	69,620	68,212	−	68,212
Non-current Liabilities	262,663	21,098	283,761	199,661	11,477	211,138
Shareholders´ Equity Attributable to the Shareholders of Petrobras	343,079	(14,951)	328,128	329,839	(8,407)	321,432
Non-controlling Interests	2,354	−	2,354	2,385	−	2,385
	677,716	6,147	683,863	600,097	3,070	603,167

(*) As presented for the period ended December 31, 2012.

The adoption of the remaining new and amended standards had no material impact on the financial statements of the Company.

3.            Basis of Consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and special purpose entities.

There were no significant changes in the Company’s consolidated entities in the first half of 2013.

The main acquisitions and disposal of assets are presented in note 9.

3.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	Shareholders' equity		Net income
	06.30.2013	12.31.2012	Jan-Jun 2013	Jan-Jun 2012
Consolidated - IFRS	340,025	330,483	13,514	7,557
Non-controlling Interests	(1,760)	(2,354)	380	311
Deferred Expenses, Net of Income Tax	264	361	(99)	(178)
Parent company - CPC	338,529	328,490	13,795	7,690

4.            Accounting policies

The same accounting policies and methods of computation were followed in this consolidated and individual interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2012, except for the adoption of new standards and revisions, as described in note 2.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

5.            Cash and cash equivalents

	Consolidated
	06.30.2013	12.31.2012
Cash at bank and in hand	2,514	2,024
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	31,404	17,021
Other investment funds	301	424
	31,705	17,445
- Abroad	17,031	8,159
Total short-term financial investments	48,736	25,604
Total cash and cash equivalents	51,250	27,628

6.            Marketable securities

	Consolidated
	06.30.2013	12.31.2012
Trading securities	21,511	20,888
Available-for-sale securities	289	488
Held-to-maturity securities	319	299
	22,119	21,675
Current	21,782	21,316
Non-current	337	359

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	06.30.2013	12.31.2012
Trade receivables
Third parties	21,689	22,040
Related parties (Note 17.5)
Joint ventures and associates	1,764	1,593
Receivables from the electricity sector	4,180	3,958
Petroleum and alcohol accounts - STN	835	835
Other receivables	5,820	6,297
	34,288	34,723
Provision for impairment of trade receivables	(3,074)	(2,967)
	31,214	31,756
Current	22,130	22,681
Non-current	9,084	9,075

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

7.2.       Changes in the provision for impairment of trade receivables

	Consolidated
	06.30.2013	12.31.2012
Opening balance	2,967	2,790
Additions (*)	209	587
Write-offs (*)	(102)	(410)
Closing balance	3,074	2,967

Current	1,741	1,746
Non-current	1,333	1,221

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3.       Trade and other receivables overdue - Third parties

	Consolidated
	06.30.2013	12.31.2012
Up to 3 months	1,121	1,572
From 3 to 6 months	442	319
From 6 to 12 months	343	370
More than 12 months	3,558	3,243
	5,464	5,504

8.            Inventories

	Consolidated
	06.30.2013	12.31.2012
Products:
Oil products (*)	10,429	12,016
Fuel Alcohol (*)	334	330
	10,763	12,346
Raw materials, mainly crude oil (*)	15,929	13,184
Maintenance materials and supplies (*)	3,956	3,846
Others	543	452
	31,191	29,828
Current	31,097	29,736
Non-current	94	92

(*) Includes imports in transit.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

9.            Acquisitions and disposal of assets

Acquisition of Araucária Nitrogenados S.A.

On June 1, 2013, Petrobras started to control Araucária Nitrogenados S.A. (FAFEN-PR), under an agreement to acquire all shares of the company executed with Vale S.A. on December 18, 2012. The transaction was approved by the Brazilian Antitrust Regulator (CADE) on May 15, 2013.

The transaction price consideration was US$ 234 million which will be settled through Petrobras’ leasing income from mineral rights for properties operated by Vale in Sergipe. The assessment of the fair value of assets and liabilities is ongoing and will be completed within 12 months from the date control of the company was granted.

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a total of R$ 650.

The completion of the transaction is subject to the approval of Conselho Administrativo de Defesa Econômica - CADE and consent of Agência Nacional de Energia Elétrica - ANEEL.

Due to the approval of the transaction by the Board of Directors of the Company on June 30, 2013 the carrying amount of Petrobras’ interest in Brasil PCH of R$ 65 was reclassified to asset held for sale under current assets.

Formation of joint venture to operate in Exploration and Production (E&P) in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG Pactual S.A., to form a joint venture to operate in the exploration and production of oil and gas in Africa, comprised of assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

BTG PactuaI E&P B.V. acquired 50% of the joint venture shares of Petrobras Oil & Gas B.V. (PO&G), previously held by PIBBV, for the total amount of R$ 3,364. The transaction was concluded on June 28, 2013, and the Company recognized earnings of R$ 1,906, as set out below:

Consolidado
Gain on disposal of assets	1,554
Fair value measurement of remaining assets	1,554
Loss on carrying amount of investments in Angola and Tanzania	(1,202)
1,906
Effects on Profit or Loss:
Other operating income (expenses), net	1,554
Share of profit of equity-accounted investments	352

As the transaction is subject to the approval by the governments of Angola and Tanzania, relatively to the assets located in those countries, the balance at June 30, 2013 of R$ 78 was reclassified to asset held for sale, under current assets.

The partnership’s investment in PO&G was classified as a joint venture, therefore unconsolidated, reflecting the corporate structure and the terms of the shareholders' agreement, signed on June 28, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

10.        Investments

10.1.   Information about subsidiaries, joint ventures, joint operations and associates (Parent Company)

	06.30.2013	12.31.2012
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	25,016	20,512
Refinaria Abreu e Lima S.A.	13,203	10,567
Petrobras Distribuidora S.A. - BR (i)	10,554	9,451
Petrobras Gás S.A. - Gaspetro	9,979	10,322
Petrobras Transporte S.A. - Transpetro	4,179	3,767
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	3,326	3,435
Petrobras International Braspetro - PIB BV (i)	2,863	852
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	2,616	1,801
Petrobras Biocombustível S.A.	1,974	1,916
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,385	1,502
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	1,362	1,404
Liquigás Distribuidora S.A. (i)	845	838
Termomacaé Ltda. (i)	687	795
Comperj Poliolefinas S.A.	651	651
Breitener Energética S.A.	482	476
Araucária Nitrogenados S.A.	480	−
Innova S.A.	465	431
5283 Participações Ltda. (i)	385	115
Termoceará Ltda. (i)	333	343
Other subsidiaries	1,697	1,444
Joint operations	784	766
Joint ventures (i)	352	520
Associates	3,404	3,565
	87,022	75,473

Goodwill	3,172	3,180
Unrealized profits - Parent company	(1,269)	(1,143)
Other investments	145	195
Total investments	89,070	77,705

(i) The amounts reported in 2012 were adjusted to reflect the initial adoption of the amendment to IAS 19.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

10.2.   Investments in joint ventures and associates (Consolidated)

	06.30.2013	12.31.2012
Petrochemical investments	5,395	5,837
Petrobras Oil & Gas BV	3,297	−
Gas distributors	1,174	1,134
Guarani S.A.	992	985
Petroritupano - Orielo	508	476
Nova Fronteira Bioenergia S.A.	401	414
Petrowayu - La Concepción	370	394
Transierra S.A.	149	142
Petrokariña - Mata	161	154
UEG Araucária	138	131
Other associates and joint ventures	1,832	2,566
	14,417	12,233
Other investments	193	244
	14,610	12,477

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	06.30.2013	12.31.2012	Type	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Petrobras Argentina	1,356,792	1,356,792	Common	1.18	1.41	1,601	1,913
						1,601	1,913

Associates
Braskem	212,427	212,427	Common	11.80	9.60	2,507	2,039
Braskem	75,793	75,793	Preferred A	16.47	12.80	1,248	970
						3,755	3,009

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

11.        Property, plant and equipment

11.1.   By class of asset

	Consolidated					Parent Company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at December 31, 2011	12,359	124,481	158,559	47,718	343,117	227,479
Additions	100	4,058	63,844	3,358	71,360	56,108
Additions to / review of estimates of decommissioning costs	−	−	−	10,719	10,719	10,481
Capitalized borrowing costs	−	−	7,400	−	7,400	5,348
Business combinations	169	370	4	−	543	−
Write-offs	(11)	(119)	(5,232)	(215)	(5,577)	(5,151)
Transfers	4,946	48,679	(59,531)	13,550	7,644	879
Depreciation, amortization and depletion	(933)	(12,985)	−	(7,360)	(21,278)	(15,250)
Impairment - recognition	(42)	(366)	(77)	(307)	(792)	(294)
Impairment - reversal	−	91	276	133	500	224
Cumulative translation adjustment	96	2,763	1,635	586	5,080	−
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Cost	22,140	250,630	166,878	127,408	567,056	390,436
Accumulated depreciation, amortization and depletion	(5,456)	(83,658)	−	(59,226)	(148,340)	(110,612)
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Additions	69	1,858	35,361	921	38,209	28,590
Capitalized borrowing costs	−	−	3,691	−	3,691	2,679
Write-offs	(2)	(107)	(1,639)	(11)	(1,759)	(1,231)
Transfers (***)	1,571	19,181	(24,333)	3,302	(279)	1,121
Depreciation, amortization and depletion	(537)	(7,463)	−	(5,143)	(13,143)	(9,575)
Cumulative translation adjustment	47	2,987	2,176	708	5,918	−
Balance at June 30, 2013	17,832	183,428	182,134	67,959	451,353	301,408
Cost	23,957	276,060	182,134	129,591	611,742	421,226
Accumulated depreciation, amortization and depletion	(6,125)	(92,632)	−	(61,632)	(160,389)	(119,818)
Balance at June 30, 2013	17,832	183,428	182,134	67,959	451,353	301,408

Weighted average of useful life in years	25 (25 to 40) (except land)	20 (3 to 31) (**)		Unit of production method	−

(*) See note 27 for assets under construction by business area.
(**) Includes assets depreciated based on the units of production method.
(***) Includes R$ 4,898 relative to PO&G, which has been unconsolidated, as set out in note 9.

At June 30, 2013, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 205 and R$ 10,007, respectively (R$ 208 and R$ 10,287 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at December 31, 2011	78,804	337	1,344	949	81,434	77,709
Additions	179	141	286	−	606	458
Capitalized borrowing costs	−	−	30	−	30	30
Write-offs	(229)	(3)	(6)	−	(238)	(231)
Transfers	(166)	23	(198)	(28)	(369)	(257)
Amortization	(91)	(119)	(278)	−	(488)	(360)
Impairment - reversal	12	−	−	−	12	−
Cumulative translation adjustment	193	7	−	20	220	−
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Cost	79,533	1,463	2,950	941	84,887	79,873
Accumulated amortization	(831)	(1,077)	(1,772)	−	(3,680)	(2,524)
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Additions	79	20	124	−	223	137
Capitalized borrowing costs	−	−	10	−	10	10
Write-offs	(89)	(3)	(4)	−	(96)	(56)
Transfers (**)	(1,216)	(35)	(25)	4	(1,272)	(86)
Amortization	(41)	(54)	(132)	−	(227)	(157)
Cumulative translation adjustment	134	1	(6)	20	149	−
Balance at June 30, 2013	77,569	315	1,145	965	79,994	77,197
Cost	78,496	1,339	3,249	965	84,049	79,876
Accumulated amortization	(927)	(1,024)	(2,104)	−	(4,055)	(2,679)
Balance at June 30, 2013	77,569	315	1,145	965	79,994	77,197
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 4.7 (Intangible assets) of the Company’s financial statements of December 31, 2012. (**) Includes R$ 1,244 relative to PO&G, which has been unconsolidated, as set out in note 9.

12.2.   Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At June 30, 2013, the Company’s intangible assets include R$74,808 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the areas there will be a review of volumes and prices, based on independent technical appraisal reports.

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

	Consolidated
Exploratory costs recognized in Assets (*)	06.30.2013	12.31.2012
Property, plant and equipment
Opening balance	21,760	18,983
Additions	5,510	12,982
Write offs	(795)	(5,439)
Transfers (***)	(3,827)	(5,137)
Cumulative translation adjustment	(4)	371
Closing balance	22,644	21,760
Intangible Assets (**)	76,433	77,588
Total Exploratory Costs Capitalized	99,077	99,348
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 12.2).

(***) Includes R$ 1,523 relative to PO&G, which has been unconsolidated, as set out in note 9.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
Exploration costs recognized in profit or loss	Jan-Jun 2013	Jan-Jun 2012
Geological and geophysical expenses	1,121	1,071
Exploration expenditures written off (includes dry wells and signature bonuses)	1,231	3,282
Other exploration expenses	76	74
Total expenses	2,428	4,427

	Consolidated
Cash used in activities	Jan-Jun 2013	Jan-Jun 2012
Operating activities	1,389	1,230
Investment activities	5,895	6,402
Total	7,284	7,632

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

14.        Trade payables

	Consolidated
	06.30.2013	12.31.2012
Current liabilities
Third parties
In Brazil	12,980	13,306
Abroad	11,148	10,430
Related parties	1,139	1,039
	25,267	24,775

15.        Finance Debt

	Consolidated
	Current liabilities		Non-current
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Abroad
Financial institutions	12,230	9,428	65,140	51,406
Bearer bonds - Notes, Global Notes and Bonds	2,888	2,514	94,199	63,413
Others	−	500	−	5
	15,118	12,442	159,339	114,824

In Brazil
Export Credit Notes	163	291	18,723	12,795
BNDES	1,946	1,714	42,861	44,111
Debentures	285	286	569	705
FINAME	88	69	1,266	666
Bank Credit Certificate	33	102	3,606	3,606
Others	527	379	4,285	4,111
	3,042	2,841	71,310	65,994
	18,160	15,283	230,649	180,818

Interest expense on debt	2,495	2,081
Long-term debt due within one year (principal)	7,093	5,711
Short-term debt	8,572	7,491
	18,160	15,283

15.1.   Scheduled maturity dates of non-current debt (principal and interest accrued)

Consolidated
06.30.2013
2014	4,898
2015	15,812
2016	23,332
2017	19,712
2018 and thereafter	166,895
Total	230,649

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

15.2.   Annual interest rates range for non-current debt

	Consolidated
	06.30.2013	12.31.2012
Abroad
Up to 4% p.a.	87,741	65,022
From 4.01 to 6% p.a.	49,303	28,135
From 6.01 to 8% p.a.	20,863	20,263
More than 8% p.a.	1,432	1,404
	159,339	114,824

In Brazil
Up to 6% p.a.	6,365	6,916
From 6.01 to 8% p.a.	47,184	50,141
From 8.01 to 10% p.a.	16,753	7,819
More than 10% p.a.	1,008	1,118
	71,310	65,994
	230,649	180,818

15.3.   Non-current debt by major currency

	Consolidated
	06.30.2013	12.31.2012
U.S. dollar	140,686	98,714
Real	46,467	37,622
Real indexed to U.S. dollar	24,843	28,063
Euro	12,928	10,492
Pound Sterling	3,779	3,706
Japanese Yen	1,946	2,221
	230,649	180,818

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 30 and 31, respectively.

15.4.   Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.1% p.a. in the first half of 2013 (4.6% p.a. in the first half of 2012).

15.5.   Funding

Funding requirements are related to the development of oil and gas production projects, building of vessels and pipelines, and expansion of industrial plants, among other uses.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

The main long-term debt issuances in the first half of 2013 are set out below:

a)             Abroad

Description	Company	Date	Amount	Maturity
Global notes issued in the amount of US$11,000 million.	PGF BV	May/13	22,383	2016, 2019, 2023 and 2043
Financing in the amount of US$ 3,400 million obtained from a commercial bank .	PGT BV	Apr/13, May/13 and Jun/13	7,063	2019
Financing in the amount of US$ 1,500 million obtained from commercial banks.	PGT BV	Feb/13, Mar/13	2,998	2019, 2020
Credit line in the amount of US$ 500 million hired from a commercial bank, guaranteed by an export credit agency.	PIB BV	Apr/13	1,001	2025
Financing in the amount of €350 million from a commercial bank.	PGF BV	Apr/13	901	2030, 2038
Financing in the amount of €300 million from a commercial bank.	PGF BV	Feb/13	810	2028, 2033
Use of credit line in the amount of US$ 253 million from an export credit agency and a commercial bank.	Petrobras	Apr/13	500	2025
Financing in the amount of US$137 million obtained from a commercial bank.	PNBV	Mar/13	271	2023
			35,927

b)            In Brazil

Description	Company	Date	Amount	Maturity
Financing from a commercial bank with issuance of export credit note .	Petrobras	May/13 and Jun/13	11,000	2020
Financing from a commercial bank with issuance of export credit note.	Petrobras	Apr/13	3,000	2021
Financing obtained from development bank.	Petrobras	Feb/13 to Jun/13	2,504	2014, 2015, 2016, 2017, 2022, 2024 and 2026
Bank Credit Note, obtained from a commercial bank.	Petrobras	Jan/13 Mar/13 and May/13	500	2015 and 2023
Financing obtained from agricultural savings credit.	BR Distribuidora	May/13	185	2015
Bank Credit Note, obtained from a commercial bank.	Petrobras	May/13	148	2023
			17,337

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

15.6.   Funding – outstanding balance

a)             Abroad

	Amounts in US$ million
Company	Available (line of credit)	Used	Balance
PNBV	1,000	173	827
Petrobras	1,000	253	747
PGT BV	1,000	400	600

b)            In Brazil

Company	Available (line of credit)	Used	Balance
Transpetro (*)	10,004	1,571	8,433
Petrobras	12,484	7,731	4,753
Liquigas	114	83	31

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116.

15.7.   Guarantees

Petrobras is not required to provide guarantees to financial institutions. Financial transactions carried out by subsidiaries for which corporate guarantees are required from Petrobras are presented in note 17.3. Certain loans provided by development banks, such as BNDES are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

16.        Leases

16.1.   Future minimum lease payments / receipts – Finance leases

	Consolidated
	Minimum receipts	Minimum payments

2013	225	38
2014 - 2017	1,584	185
2018 and thereafter	4,514	634
Estimated lease receipts/payments	6,323	857
Interest expense (annual)	(2,868)	(625)
Present value of the lease receipts / payments	3,455	232
Current	134	39
Non-current	3,321	193
At June 30, 2013	3,455	232
Current	123	37
Non-current	3,139	176
At December 31, 2012	3,262	213

16.2.   Future minimum lease payments - Operating leases

Consolidated
2013	23,237
2014 - 2017	89,652
2018 and thereafter	73,414
At June 30, 2013	186,303
At December 31, 2012	166,719

In the first half of 2013, the Company paid R$ 11,359 for operating lease installments, recognized as a period expense.

17.        Related parties

17.1.   Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, special purpose entities and associates at normal market prices and market conditions. At June 30, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

17.1.1.    By transaction

	Parent company
	Jan-Jun 2013	06.30.2013
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	64,461
Foreign exchange and inflation indexation charges, net	(1,485)
Financial income (expenses), net	(926)
Assets
Trade and other receivables		8,647	3,684	12,331
Trade and other receivables (mainly from sales)		7,220	−	7,220
Dividends receivable		942	−	942
Intercompany loans		−	280	280
Capital increase (advance)		−	2,238	2,238
Related to construction of natural gas pipeline		−	777	777
Reimbursements receivable		−	236	236
Other operations		485	153	638
Liabilities
Finance leases					(1,688)	(5,518)	(7,206)
Financing on credit operations					−	(2,595)	(2,595)
Intercompany loans					−	(23,963)	(23,963)
Prepayment of exports					−	(32,874)	(32,874)
Accounts payable to suppliers					(12,805)	−	(12,805)
Purchases of crude oil, oil products and others					(10,150)	−	(10,150)
Affreightment of platforms					(1,976)	−	(1,976)
Advances from clients					(454)	−	(454)
Others					(225)	−	(225)
Other operations					−	(88)	(88)
	62,050	8,647	3,684	12,331	(14,493)	(65,038)	(79,531)

Jan-Jun/2012	60,052
As of December 31, 2012		9,191	6,886	16,077	(20,478)	(28,730)	(49,208)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

17.1.2.  By company

	Parent Company
	Jan-Jun 2013	06.30.2013
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	40,540	2,079	23	2,102	(291)	(23)	(314)
PIB-BV Holanda	6,110	1,642	79	1,721	(3,859)	(59,432)	(63,291)
Gaspetro	4,651	1,722	777	2,499	(2,166)	−	(2,166)
Transpetro	302	413	−	413	(634)	−	(634)
Refinaria Abreu e Lima	216	64	1,589	1,653	−	−	−
Thermoelectric power plants	(38)	322	229	551	(105)	(816)	(921)
PNBV	(51)	35	20	55	(2,304)	−	(2,304)
Brasoil	38	486	40	526	(12)	−	(12)
PifCo	(237)	5	3	8	(3,146)	−	(3,146)
Other subsidiaries	1,528	1,006	802	1,808	(944)	(520)	(1,464)
	53,059	7,774	3,562	11,336	(13,461)	(60,791)	(74,252)
Special purpose entities (SPE)
Nova Transportadora do Nordeste - NTN	17	339	44	383	(202)	(707)	(909)
CDMPI	(38)	−	−	−	(328)	(1,802)	(2,130)
Nova Transportadora do Sudeste - NTS	16	308	−	308	(177)	(677)	(854)
PDET Off Shore	(34)	−	62	62	(172)	(996)	(1,168)
Other SPE's	−	−	12	12	−	−	−
	(39)	647	118	765	(879)	(4,182)	(5,061)
Associates
Companies from the petrochemical sector	9,025	209	−	209	(105)	(65)	(170)
Other Associates	5	17	4	21	(48)	−	(48)
	9,030	226	4	230	(153)	(65)	(218)
	62,050	8,647	3,684	12,331	(14,493)	(65,038)	(79,531)

(*) Includes its subsidiaries and joint ventures.

17.1.3.    Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Up to 7% p.a.	−	4,307	(16,616)	(14,930)
From 7.01% to 10% p.a.	−	−	(7,347)	(6,832)
From 10.01% to 13% p.a.	78	1	−	−
More than 13% p.a.	202	277	−	−
	280	4,585	(23,963)	(21,762)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

17.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. The balances of the operations of the Parent Company with FIDC-NP are the following:

	Parent company
	06.30.2013	12.31.2012
Short-term financial investments	11,554	79
Marketable securities	15,561	2,370
Deferred finance charges	416	86
Assignment of receivables	(905)	(1,154)
Total recognized within current assets	26,626	1,381

Assignments of non-performing receivables	(19,759)	(9,060)
Total recognized within current liabilities	(19,759)	(9,060)

	Jan-Jun/2013	Jan-Jun/2012
Finance income FIDC-NP	138	456
Finance expense FIDC-NP	(496)	(777)
Net finance income (expense)	(358)	(321)

17.3.   Guarantees Granted

At June 30, 2013, 2012, the outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	06.30.2013								12.31.2012
Maturity date of the loans	PifCo	PNBV	TAG	Ref. Abreu e Lima	PGT	PGF	Others	Total	Total
2013	829	3,347	−	−	3,323	−	−	7,499	6,939
2014	1,120	368	−	−	−	−	−	1,488	1,507
2015	2,770	2,627	−	−	−	−	−	5,397	4,992
2016	8,312	3,840	−	−	−	4,985	−	17,137	12,019
2017	4,420	2,283	−	−	−	−	665	7,368	7,220
2018 and thereafter	44,419	23,240	12,153	11,544	17,503	28,323	1,636	138,818	99,016
	61,870	35,705	12,153	11,544	20,826	33,308	2,301	177,707	131,693

17.4.   Investment fund of subsidiaries abroad

At June 30, 2013, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 16,674 (R$ 15,561 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

17.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	06.30.2013		12.31.2012
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates	1,764	1,305	1,593	1,220
Gas distributors	1,216	554	912	442
Braskem and its subsidiaries	213	190	311	222
Other joint ventures and associates	335	561	370	556

Government entities and pension funds	48,401	74,702	49,933	71,334
Government bonds	36,025	−	36,959	−
Banco do Brasil S.A. (BB)	1,046	12,180	1,979	9,010
Judicial deposits (CEF and BB)	5,868	−	5,453	−
Receivables from the electricity sector (note 17.6)	4,180	−	3,958	−
Petroleum and alcohol account - Receivables from Federal government (note 17.7)	835	−	835	−
BNDES	7	46,203	7	47,868
Caixa Econômica Federal (CEF)	−	11,269	−	8,262
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	−	3,295	−	3,957
Federal government - Dividends and interest on capital	−	506	−	977
Petros (Pension fund)	−	159	−	334
Others	440	1,090	742	926
	50,165	76,007	51,526	72,554
Current	40,021	9,057	41,594	10,827
Non-Current	10,144	66,950	9,932	61,727

17.6.   Receivables from the electricity sector

At June 30, 2013, the Company had R$ 4,180 (R$ 3,958 at December, 31, 2012) of receivables from the Brazilian electricity sector, of which R$2,942 were classified to non-current assets following negotiations occurred in 2013.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Collections of amounts related to fuel supply to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras rely directly on AME, which transfers funds to the Independent Power Producers.

In March 2013 a private instrument of debt confession was signed with AME, with Eletrobras as guarantor, in the amount of R $ 850, to be paid in 60 successive monthly installments of R$ 14, indexed to the SELIC interest rate.

The Company continuous to vigorously pursue an agreement to recover these receivables in full and partial payments have been made. The balance of these receivables at June 30, 2013, was R$3,777 (R$ 3,520 at December 31, 2012), of which R$2,180 was past due (R$ 2,966 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a finance lease of the two thermoelectric power plants, since the contracts determine that the power plants should be returned to AME at the end of the agreement period with no residual value (20-year term), among other contractual provisions. The balance of these receivables was R$403 (R$ 438 at December, 31, 2012), none of which was overdue.

17.7.   Petroleum and Alcohol accounts - Receivables from Federal Government STN

At June 30, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 835 (R$ 835 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.8.   Compensation of employees and officers

Petrobras’ key management short-term compensation (which comprises salaries and other short-term benefits) during the first half of 2013 was R$6.4 referring to seven officers and ten board members (R$ 6.4 in the first half of 2012, referring to eight officers and ten board members).

In the first half of 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to R$29.5 (R$ 25.2 in the first half of 2012).

18.        Provision for decommissioning costs

	Consolidated
Non-current liabilities	06.30.2013	12.31.2012
Opening balance	19,292	8,839
Revision of provision	−	10,754
Payments made	(501)	(571)
Interest accrued	227	258
Others	(6)	12
Closing balance	19,012	19,292

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

19.        Taxes

19.1.   Taxes and contributions

	Consolidated
Current assets	06.30.2013	12.31.2012
Taxes in Brazil
ICMS (VAT)	3,324	3,152
PIS / COFINS (taxes on revenues)	5,185	4,657
CIDE	47	47
Income tax	2,911	2,328
Social contribution	854	237
Other taxes	367	395
	12,688	10,816
Taxes abroad	794	571
	13,482	11,387
Non-current assets
Taxes in Brazil
Deferred ICMS (VAT)	1,939	1,845
Deferred PIS and COFINS (taxes on revenues)	8,665	8,279
Others	610	515
	11,214	10,639
Taxes abroad	34	34
	11,248	10,673
Current liabilities
Taxes in Brazil
ICMS (VAT)	2,687	3,040
PIS / COFINS (taxes on revenues)	915	1,004
CIDE	36	34
Production Taxes (Special Participation / Royalties)	4,547	5,363
Withholding Income tax and social contribution	371	1,155
Current income tax and social contribution	452	574
Other taxes	719	735
	9,727	11,905
Taxes abroad	630	617
	10,357	12,522

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

19.2.   Deferred income tax and social contribution - non-current

The changes in deferred income tax and social contribution are set out in the tables below:

	Consolidated
	Property, plant and equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others(*)	Total
Balance at January 1, 2012	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	2,380	(22,118)
Recognized in profit or loss for the year	(4,542)	(2,518)	1,927	450	131	19	(235)	1,268	(756)	(4,256)
Recognized in shareholders' equity	−	−	−	−	−	−	−	−	3,226	3,226
Cumulative translation adjustment	−	220	(6)	−	(107)	(392)	−	(9)	(455)	(749)
Others	(27)	73	23	(69)	54	1,996	−	−	25	2,075
Balance at December 31, 2012	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,420	(21,822)
Recognized in profit or loss for the period	(2,945)	(1,565)	1,177	45	248	110	138	(2,131)	(259)	(5,182)
Recognized in shareholders' equity	−	−	1,675	−	−	−	−	−	748	2,423
Cumulative translation adjustment	(6)	(121)	(1)	−	1	36	9	(1)	(117)	(200)
Others	(69)	353	(213)	28	1	1,071	99	(31)	697	1,936
Balance at June 30, 2013	(28,925)	(7,690)	3,785	(1,129)	957	3,484	1,201	(17)	5,489	(22,845)

Deferred tax assets										17,440
Deferred tax liabilities										(39,262)
Balance at December 31, 2012 (*)										(21,822)

Deferred tax assets										20,471
Deferred tax liabilities										(43,316)
Balance at June 30, 2013										(22,845)

(*) Includes the effects of the adoption of IAS 19 amendment as set out on note 2.2.

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.                                                                                                                                                                                                               .

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

19.3.   Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Jun 2013	Jan-Jun 2012
Income before taxes	19,341	10,821

Income tax and social contribution computed based on Brazilian statutory corporate tax rates (34%)	(6,576)	(3,679)

Adjustments between income taxes based on statutory rates and on the effective tax rate:
· Tax benefit from the deduction of interest on capital from income	−	887

· Different taxes rates for companies abroad	1,100	186

· Tax incentives	21	182

· Tax losses not recorded as assets	(209)	(384)

· Deductible / (Non-deductible) expenses, net (*)	(507)	(632)

· Tax credits of companies abroad in the exploration stage	(4)	−

· Others	348	176
Income tax and social contribution expense	(5,827)	(3,264)

Deferred income tax and social contribution	(5,182)	(1,794)
Current income tax and social contribution	(645)	(1,470)
	(5,827)	(3,264)

Effective tax rate	30.1%	30.2%

(*) Includes share of profit of equity-accounted investments.

20.        Employee benefits (Post-employment)

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and of certain of its international subsidiaries, as well as defined benefit medical plan for employees in Brazil (active and inactive) and their dependents.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

The changes in the benefits granted to employees are presented as follows:

	Consolidated
	Pension Plan	Health Care Plan	Total
Balance at December 31, 2011	5,059	13,021	18,080
(+) Initial adoption of amended IAS 19	9,024	2,453	11,477
Balance at January 1, 2012	14,083	15,474	29,557
(+) Costs incurred in the year	1,971	2,103	4,074
(-) Payment of contributions	(562)	(709)	(1,271)
(-) Payments related to the financial commitment agreement	(321)	−	(321)
(+) Remeasurement - actuarial Gains / Losses (amended IAS 19)	9,041	580	9,621
Others	1	(1)	−
Balance at December 31, 2012	24,213	17,447	41,660

Current	971	639	1,610
Non-current	23,242	16,808	40,050
	24,213	17,447	41,660

(+) Costs incurred in the period	1,770	1,005	2,775
(-) Payment of contributions	(253)	(362)	(615)
(-) Payments related to the financial commitment agreement	(168)	−	(168)
Others	3	−	3
Balance at June 30, 2013	25,565	18,090	43,655

Current	948	638	1,586
Non-current	24,617	17,452	42,069
	25,565	18,090	43,655

The amounts recognized in the income statement related to the pension and medical plans are set out below:

	Consolidated
	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total
Current service cost	526	156	209	891
Interest cost over net Liabilities/(Assets)	994	54	796	1,844
Others	−	40	−	40
Costs for the period Jan-Jun/2013	1,520	250	1,005	2,775

Related to employees:
Active	1,043	247	518	1,808
Retired	477	3	487	967
Costs for the period Jan-Jun/2013	1,520	250	1,005	2,775
Costs for the period Jan-Jun/2012	699	262	1,051	2,012

At June 30, 2013, the Company had the carrying amount of R$ 6,324 related to crude oil and oil products pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first half of 2013, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$314.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

21.        Shareholders’ equity

21.1.   Share capital

At June 30, 2013, subscribed and fully paid share capital was R$205,411, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2013

The Extraordinary General Meeting, held jointly with the Annual General Meeting, on April 29, 2013, approved an increase of capital through capitalization of a portion of the profit reserve for tax incentives established in 2012, of R$ 19. Share capital increased from R$ 205,392 to R$ 205,411.

21.2.   Dividends

Dividends for 2012

The Annual General Meeting held on April 29, 2013 approved the dividends for 2012 of R$ 8,876 (R$ 0.47 per common share and US$ 0.96 per preferred share), which represent 44.73% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law). Dividends in the form of interest on capital are to be distributed as set out below:

				Common share		Preferred share
Payment	Date of approval by Board of Directors	Ex-date	Date of payment	Amount of payment	Gross amount per share (Common and Preferred) (R$)	Amount of payment	Gross amount per share (Common and Preferred) (R$)	Total amount of payment
1 st payment	04.27.2012	05.11.2012	05.31.2012	1,489	0.20	1,120	0.20	2,609
2 rd and 3 rd payments	02.04.2013	04.29.2013	05.29.2013 08.30.2013	2,009	0.27	4,258	0.76	6,267
				3,498	0.47	5,378	0.96	8,876

Interim distributions of interest on capital in 2012 has been deducted from the distribution approved at the close of fiscal year 2012 and indexed based on the SELIC rate from the date of payment to December 31, 2012. The remaining amount of interest on capital is being indexed based on the SELIC rate from December 31, 2012 to the date of payment.

21.3.   Earnings per share

	Consolidated		Parent company
	Jan-Jun2013	Jan-Jun/2012	Jan-Jun2013	Jan-Jun/2012
Net income attributable to the Shareholders of Petrobras	13,894	7,868	13,796	7,690
Weighted average number of common and preferred shares outstanding (No. of shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	1.07	0.60	1.06	0.59

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

22.        Sales revenues

	Consolidated
	Jan-Jun 2013	Jan-Jun 2012
Gross sales revenue	178,477	165,561
Sales taxes	(32,315)	(31,380)
Sales revenues	146,162	134,181

23.        Other operating expenses, net

	Consolidated
	Jan-Jun 2013	Jan-Jun 2012
Pension and medical benefits	(967)	(1,015)
(Losses) / Gains on legal, administrative and arbitration proceedings	(864)	(851)
Institutional relations and cultural projects	(683)	(692)
Unscheduled stoppages and pre-operating expenses	(597)	(829)
Inventory write-down to net realizable value (market value)	(470)	(911)
Expenditures on health, safety and environment	(271)	(260)
Impairment	−	(1)
Government grants	170	591
Gains on disposal of non-current assets	1,400	20
Others	(191)	(166)
	(2,473)	(4,114)

24.        Expenses by nature

	Consolidated
	Jan-Jun/2013	Jan-Jun/2012
Raw material / products for resale	(59,529)	(52,976)
Production taxes	(14,507)	(15,680)
Employee benefits	(13,036)	(10,475)
Depreciation, depletion and amortization	(13,366)	(10,066)
Changes in inventories	1,363	1,718
Materials, third-party services, freight, rent and other related costs	(22,942)	(22,525)
Exploration expenditures (includes dry wells and signature bonuses written off)	(1,231)	(3,282)
Other taxes	(472)	(318)
(Losses) / Gains on legal, administrative and arbitration proceedings	(864)	(851)
Institutional relations and cultural projects	(683)	(692)
Unscheduled stoppages and pre-operating expenses	(598)	(829)
Expenditures on health, safety and environment	(271)	(260)
Inventory write-down to net realizable value (market value)	(470)	(911)
Impairment	−	(1)
Gains (losses) on disposal of non-current assets	1,400	20
	(125,206)	(117,128)

Cost of Sales	(108,598)	(97,922)
Selling expenses	(4,847)	(4,702)
General and administrative expenses	(5,060)	(4,696)
Exploration costs	(2,488)	(4,427)
Research and development expenses	(1,268)	(949)
Other taxes	(472)	(318)
Other operating expenses, net	(2,473)	(4,114)
	(125,206)	(117,128)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

25.        Net finance income (expense)

	Consolidated
	Jan-Jun/2013	Jan-Jun/2012
Foreign exchange and inflation indexation charges on net debt (*)	(8,808)	(5,793)
Debt interest and charges	(5,371)	(4,868)
Income from investments and marketable securities	1,125	1,912
Financial result on net debt	(13,054)	(8,749)

Capitalized borrowing costs	3,701	3,671
Cash flow hedge on futures exports.	7,982	−
Gains (losses) on derivatives	(17)	109
Interest income from marketable securities	(47)	172
Other finance expense and income, net	(23)	97
Other foreign exchange and indexation charges, net	(703)	(1,242)
Finance income (expenses), net	(2,161)	(5,942)

Finance income (expenses) (**)
Income	1,881	2,834
Expenses	(2,479)	(1,737)
Foreign exchange and indexation charges, net	(1,563)	(7,039)
	(2,161)	(5,942)
(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.
(**) Pursuant to item 3.06 of the income statement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

26.        Supplementary statement of cash flows information

	Consolidated
	Jan-Jun 2013	Jan-Jun 2012
Amounts paid and received during the period
Income tax and social contribution paid	1,595	922
Withholding income tax paid for third-party	2,113	2,332
Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	186	282

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

27.        Segment information

Consolidated assets by Business Area - 06.30.2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	14,628	40,794	8,478	233	6,950	7,278	79,138	(12,789)	144,710
Non-current assets	318,674	158,069	53,232	2,358	10,318	31,477	30,952	(762)	604,318
Long-term receivables	12,305	10,271	4,342	33	3,730	5,214	23,228	(762)	58,361
Investments	192	5,461	1,709	1,822	11	5,335	80	−	14,610
Property, plant and equipment	230,099	142,019	46,362	503	5,859	19,656	6,855	−	451,353
In operation	141,697	68,266	38,833	463	4,395	10,474	5,091	−	269,219
Under construction	88,402	73,753	7,529	40	1,464	9,182	1,764	−	182,134
Intangible assets	76,078	318	819	−	718	1,272	789	−	79,994
Total Assets	333,302	198,863	61,710	2,591	17,268	38,755	110,090	(13,551)	749,028

Consolidated assets by Business Area - 12.31.2012

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	30,141	(751)	565,761
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	22,400	(751)	53,361
Investments	164	5,920	2,371	1,757	31	1,915	319	−	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	−	418,716
In operation	131,714	59,930	37,000	485	4,212	13,925	4,572	−	251,838
Under construction	78,315	69,756	7,108	36	1,373	8,312	1,978	−	166,878
Intangible assets	76,129	315	785	−	724	2,382	872	−	81,207
Total Assets	310,199	186,895	58,145	2,550	16,615	38,284	86,097	(14,922)	683,863

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

Consolidated Statement of Income per Business Area - 2013

	Jan-Jun 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	67,954	114,546	16,074	457	43,370	17,455	−	(113,694)	146,162
Intersegments	67,412	40,364	1,292	393	1,182	3,051	−	(113,694)	−
Third parties	542	74,182	14,782	64	42,188	14,404	−	−	146,162
Cost of sales	(35,178)	(121,106)	(13,044)	(508)	(39,135)	(14,182)	−	114,555	(108,598)
Gross profit	32,776	(6,560)	3,030	(51)	4,235	3,273	−	861	37,564
Expenses	(4,126)	(3,750)	(1,038)	(93)	(2,456)	119	(5,448)	184	(16,608)
Selling, general and administrative expenses	(424)	(2,890)	(990)	(54)	(2,445)	(875)	(2,405)	176	(9,907)
Exploration costs	(2,383)	−	−	−	−	(105)	−	−	(2,488)
Research and development expenses	(646)	(222)	(72)	(25)	(2)	(4)	(297)	−	(1,268)
Other taxes	(47)	(78)	(79)	(1)	(25)	(157)	(85)	−	(472)
Other operating expenses, net	(626)	(560)	103	(13)	16	1,260	(2,661)	8	(2,473)
Income before financial results, profit sharing and income taxes	28,650	(10,310)	1,992	(144)	1,779	3,392	(5,448)	1,045	20,956
Financial income (expenses), net	−	−	−	−	−	−	(2,161)	−	(2,161)
Share of profit of equity-accounted investments	(2)	32	198	(27)	1	348	(4)	−	546
Net Income before income taxes	28,648	(10,278)	2,190	(171)	1,780	3,740	(7,613)	1,045	19,341
Income tax and social contribution	(9,741)	3,506	(678)	49	(605)	(961)	2,958	(355)	(5,827)
Net income (loss)	18,907	(6,772)	1,512	(122)	1,175	2,779	(4,655)	690	13,514
Net income attributable to:
Shareholders of Petrobras	18,867	(6,772)	1,454	(122)	1,175	2,700	(4,098)	690	13,894
Non-controlling interests	40	−	58	−	−	79	(557)	−	(380)
	18,907	(6,772)	1,512	(122)	1,175	2,779	(4,655)	690	13,514

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

Consolidated Statement of Income per Business Area – 2012

	Jan-Jun 2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	72,245	110,269	9,945	396	36,889	16,889	−	(112,452)	134,181
Intersegments	71,896	34,824	1,285	286	719	3,442	−	(112,452)	−
Third parties	349	75,445	8,660	110	36,170	13,447	−	−	134,181
Cost of sales	(31,351)	(123,146)	(7,883)	(422)	(33,614)	(13,151)	−	111,645	(97,922)
Gross profit	40,894	(12,877)	2,062	(26)	3,275	3,738	−	(807)	36,259
Expenses	(5,876)	(4,192)	(1,039)	(118)	(2,010)	(1,355)	(4,733)	117	(19,206)
Selling, general and administrative expenses	(482)	(3,003)	(851)	(64)	(2,024)	(835)	(2,256)	117	(9,398)
Exploration costs	(4,198)	−	−	−	−	(229)	−	−	(4,427)
Research and development expenses	(425)	(179)	(27)	(38)	(2)	−	(278)	−	(949)
Other taxes	(45)	(56)	(36)	(2)	(17)	(86)	(76)	−	(318)
Other operating expenses, net	(726)	(954)	(125)	(14)	33	(205)	(2,123)	−	(4,114)
Income before financial results, profit sharing and income taxes	35,018	(17,069)	1,023	(144)	1,265	2,383	(4,733)	(690)	17,053
Financial income (expenses), net	−	−	−	−	−	−	(5,942)	−	(5,942)
Share of profit of equity-accounted investments	(2)	(364)	158	(62)	1	(11)	(10)	−	(290)
Net Income before income taxes	35,016	(17,433)	1,181	(206)	1,266	2,372	(10,685)	(690)	10,821
Income tax and social contribution	(11,906)	5,804	(348)	49	(430)	(1,271)	4,603	235	(3,264)
Net income (loss)	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557
Net income attributable to:
Shareholders of Petrobras	23,117	(11,629)	793	(157)	836	1,032	(5,669)	(455)	7,868
Non-controlling interests	(7)	−	40	−	−	69	(413)	−	(311)
	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

Consolidated Statement per International Business Area

Income statement	Jan-Jun 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,232	8,556	594	5,323	−	(2,250)	17,455
Intersegments	3,115	2,140	38	8	−	(2,250)	3,051
Third parties	2,117	6,416	556	5,315	−	−	14,404
Income before financial results, profit sharing and income taxes	3,518	23	33	101	(285)	2	3,392
Net income attributable to shareholders of Petrobras	2,930	46	30	90	(398)	2	2,700

Income statement	Jan-Jun 2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	5,017	8,628	545	4,802	−	(2,103)	16,889
Intersegments	3,546	1,959	33	7	−	(2,103)	3,442
Third parties	1,471	6,669	512	4,795	−	−	13,447
Income before financial results, profit sharing and income taxes	2,867	(368)	59	70	(249)	4	2,383
Net income attributable to shareholders of Petrobras	1,654	(365)	25	68	(354)	4	1,032

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 06.30.2013	30,822	5,738	1,499	2,397	2,336	(4,037)	38,755
As of 12.31.2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues, as a result of its normal course business. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best estimates.

28.1.   Provisions for legal proceedings

The Company has recognized a provision for proceedings in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. The main proceedings are related to labor claims, withholding of income taxes for securities issued outside Brazil, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party; as well as fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	06.30.2013	12.31.2012
Labor claims	1,024	687
Tax claims	886	696
Civil claims	1,243	1,050
Environmental claims	125	128
Other claims	22	24
	3,300	2,585

	Consolidated
	06.30.2013	12.31.2012
Opening balance	2,585	2,041
Addition of provision	855	1,256
Amounts used during the year (payment)	(228)	(859)
Accretion expense	81	199
Others	7	(52)
Closing balance	3,300	2,585

28.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current asset	06.30.2013	12.31.2012
Labor	1,788	1,775
Tax	2,652	2,283
Civil	1,273	1,302
Environmental	178	142
Others	14	8
	5,905	5,510

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

28.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Nature	Estimate
Tax	59,789
Civil - General	4,600
Labor	4,204
Civil - Environmental	1,450
Others	13
70,056

A brief description of the nature of the main contingent liabilities (tax and civil), for which the expectation of loss is considered as possible are set out in the tables below:

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,454
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,529
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level.	1,786
4)Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	9,262
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,540

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of gas without the gross-up of such tax.

Current status: Awaiting the hearing of a special appeal in the Higher Chamber of Tax Appeals (CSRF).	1,481
7) Non-payment of tax on financial operations (IOF) on intercompany loans.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	3,687
8) Non-paymen of withhold income tax (IRRF) over remittances abroad for payment of petroleum imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,916
9) PIS and COFINS - Tax credits recovery denied due to failure to comply with an accessory obligation in the years of 2004, 2005 and 2006.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,789
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS due to differences in measuring starting and ending inventory.
Current status: This claim involves processes in different administrative, in which the Company is taking legal actions to ensure its rights.	3,665
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	3,599
12) Dispute over ICMS tax levy in operations of sale of aviation jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the company has presented its defense.	1,766

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted to judicial dispute, awaiting judgment on appeal by the State Finance.	4,384
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,029
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,115
16) Other tax proceedings	9,787
Total for tax proceedings	59,789

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.

Current status: This claim involves processes in different administrative and/or judicial stages, in which the Company is taking legal actions to ensure its rights.	1,833
2) Other civil proceedings	2,767
Total for civil proceedings	4,600

28.4.   Joint Ventures - Frade field

In November 2011, an oil spillage occurred in the Frade field located in the Campos basin which was operated by Chevron Brasil, located in the Campos basin. Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda are defending a lawsuit claiming R$ 20 billion in environmental damages by the federal public attorney’s office. Transocean Brasil Ltda. operated the rig at Frade at the time of this spillage.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, following new seabed leaks in the Frade field. In this suit the Federal Public Attorney’s Office claimed a further R$ 20 billion as compensation for damages.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second lawsuit, as the oil was not identified on the surface, the existence of any actual damage to the community is inconceivable.

Although the Company is not being sued, due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the incidents that occurred in the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs of the damages.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

28.5.   Contingent assets

28.5.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and        P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

In 2012 the Company intensified actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245 million.

29.        Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of R$ 5,872, of which R$ 5,112 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, with a value of     R$ 3,211 and bank guarantees in the amount of R$ 1,901.

30.        Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk including (price risk related to crude oil and oil products), foreign exchange risk and interest rate risk, credit risk and liquidity risk.

30.1.   Risk management

The objective of the overall risk management policy of the Company is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

30.2.   Market risk

30.2.1.  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad, are: operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)             Notional amount, fair value and guarantees of crude oil and oil products derivatives

Consolidated	Consolidated
	Notional value (in thousands of bbl)*		Fair Value **		Maturity
Statement of Financial Position	06.30.2013	12.31.2012	06.30.2013	12.31.2012

Futures contracts	(6,239)	(3,380)	(12)	(36)	2013/2014
Purchase commitments	38,426	16,500	−	−
Sale commitments	(44,665)	(19,880)	−	−

Options contracts	(460)	(2,050)	(1)	(3)	2013
Call	−	(1,080)	(1)	(2)
Long position	1,725	3,204	−	−
Short position	(1,725)	(4,284)	−	−

Put	(460)	(970)	−	(1)
Long position	2,394	2,029
Short position	(2,854)	(2,999)

Total recognized in other current assets and liabilities			(13)	(39)

* A negative notional value represents a short position.
** Negative fair values were recorded in liabilities and positive fair values in assets.

	Consolidated
Finance income	Jan-Jun 2013	Jan-Jun 2012
Gain / (Loss) recognized in profit or loss for the period	108	123

	Consolidated
Guarantees given as collateral	06.30.2013	12.31.2012
Generally consist of deposits	332	211

b)            Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at June 30, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to June 30, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

		Consolidated
Oil and Oil Products	Risk	Probable at 06.30.2013	Possible (∆ of 25%)	Remote (∆ of 50%)

Brent	Derivative (Brent prices increase)	35	(377)	(789)
	Inventories (Brent prices decrease)	(19)	398	814
		16	21	25
Diesel	Derivative (Diesel prices decrease)	(2)	(48)	(94)
	Inventories (Diesel prices increase)	3	49	94
		1	1	−
Freight	Derivative (Freight costs decrease)	−	(2)	(5)
	Inventories (Freight costs increase)	−	2	5
		−	−	−
Gasoline	Derivative (Gasoline prices increase)	(16)	(44)	(73)
	Inventories (Gasoline prices decrease)	19	49	78
		3	5	5
Naphtha	Derivative (Naphtha prices increase)	1	(4)	(9)
	Inventories (Naphtha prices decrease)	3	8	13
		4	4	4
Fuel Oil	Derivative (Fuel Oil prices increase)	6	(75)	(156)
	Inventories (Fuel Oil prices decrease)	(6)	75	156
		−	−	−
WTI	Derivative (WTI prices decrease)	(10)	(54)	(98)
	Inventories (WTI prices increase)	2	46	90
		(8)	(8)	(8)

c)             Embedded derivatives - Sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, modifying prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian market (ESALQ) plus a spread. The amended agreement therefore no longer has a derivative instrument measured as an embedded derivative.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

		Fair value		Sensitivity analysis at 06.30.2013
Forward contracts	Notional value (in thousand of m³)	06.30.2013	12.31.2012	Risk	Probable	Possible (∆ of 25%)	Remote (∆ of 50%)

Long position (Maturity in 2015)			74	Fall in Naphtha vs. Ethanol spread

Finance income	Jan-Jun 2013	Jan-Jun 2012
Gain / (Loss) recognized in profit or loss for the period	(73)	(11)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

30.2.2.  Foreign exchange risk management

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company uses natural hedges by choosing the currency in which to hold cash, such as the Brazilian Real, US dollar or other currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)             Hedge Accounting

i) Cash Flow Hedge involving the Company’s future exports

Effective mid-May 2013, the Company formally documented and designated cash flow hedging relationships to hedge a portion of its highly probable future monthly export revenues in U.S. dollars using a portion of its obligations denominated in U.S. dollars for foreign currency risks, related to changes in foreign currency spot rates.

Principal amounts of long-term debt (non-derivative financial instruments) and notional values of foreign currency forward contracts were designated as hedging instruments. The derivative financial instruments expired during the second quarter and were replaced by long-term debt principal amounts in the hedging relationships on which they had been designated. Both debt and derivative financial instruments are exposed to Brazilian Real vs. U.S. dollar foreign currency risks related to the spot rate. Monthly export revenues of US$ 43,859 of monthly export revenues to occur between July 1st, 2013 and May 31st, 2020 were designated as hedged transactions.

The Company has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Company’s Risk Management Policy objective and strategy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Company will reassess the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future exports (spot-rate method).

Cash Flow Hedge accounting permits that gains and losses arising from the effect of changes in the foreign currency exchange rate on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future exports occur, thus allowing for a more appropriate presentation of the results for the period, reflecting the strategy in Company’s Risk Management Policy.

The principal amounts and the carrying amount of the hedging instruments at June 30, 2013, along with foreign currency losses recognized in other comprehensive income (equity) are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

Hedging Instrument	Hedged Transactions	Nature of the risk	Maturity Date	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on 06.30.2013

Non-Derivative Financial Instruments	A portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2013 to May 2020	43,859	97,175

	Consolidated
Shareholders' equity	Jan-Jun/2013	Jan-Jun/2012
Gain / (Loss) recognized in other comprehensive Income - shareholders' equity	(7,982)	−

ii) Cash flow hedge involving swap contracts - Yen vs. Dollar

In September 2006, the Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in “other comprehensive income”, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged transaction affects profit or loss.

b)            Notional value, fair value and guarantees of derivative financial instruments

	Consolidated
	Notional value (in millions)		Fair value
Statement of Financial Position	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Cross Currency Swap (Maturity in 2016)			62	156
Long position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	831	887
Short position (US$) - 5.69% p.a.	USD 298	USD 298	(769)	(731)
U.S. dollar forward			(20)	1
U.S. dollar forward (long position)	USD 41		1
U.S. dollar forward (short position)	USD 221	USD 1,077	(21)	1

Total recognized in other current assets and liabilities			42	157

	Consolidated
Finance income and shareholders' equity	Jan-Jun 2013	Jan-Jun 2012
Gain / (Loss) recognized in profit or loss for the period	(52)	(2)
Gain / (Loss) recognized in other comprehensive Income - shareholders' equity	8	15

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies which translating effects are recognized in “Cumulative Translation Adjustment”, directly in the shareholders’equity and transferred to profit or loss when realized.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

			Consolidated
Financial Instruments	Exposure at 06.30.2013	Risk	Probable Scenario (*)	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	5,808		(146)	1,452	2,904
Liabilities	(121,463)	Dollar	3,048	(30,366)	(60,731)
Hedge Accounting: Exports x Debt	97,175		(2,439)	24,294	48,587
Forward Derivative (net Short Position)	(399)		10	(100)	(199)
	(18,879)		473	(4,720)	(9,439)

Financial Instruments (Assets)	−		−	−	−
Financial Instruments (Liabilities)	(2,125)	Yen	83	(531)	(1,063)
Cross-currency Swap	782		(46)	323	831
	(1,343)		37	(208)	(232)

Financial Instruments (Assets)	7,317		(118)	1,829	3,658
Financial Instruments (Liabilities)	(19,765)	Euro	319	(4,941)	(9,882)
	(12,448)		201	(3,112)	(6,224)

Financial Instruments (Assets)	1,851	Pound	(14)	463	925
Financial Instruments (Liabilities)	(5,570)	Sterling	41	(1,393)	(2,785)
	(3,719)		27	(930)	(1,860)

Financial Instruments (Assets)	634		(18)	158	317
Financial Instruments (Liabilities)	(2,657)	Peso	77	(664)	(1,329)
	(2,023)		59	(506)	(1,012)
	(38,412)		797	(9,476)	(18,767)

(*) The probable scenario was computed based on the following changes for June, 30, 2013: Real x Dollar – a 2.51% appreciation of the Dollar relative to the Real / Dollar x Yen – a 3.89% depreciation of the Yen / Dollar x Euro: a 1.61% depreciation of the Euro / Dollar x Pound Sterling: a 0.74% depreciation of the Pound Sterling / Dollar x Peso: a 2.97% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.2.3.  Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

a)             Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap ( Libor USD) vs. Fixed rate (USD)

In November 2010, the Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b)            Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value
Statement of Financial Position	06.30.2013	12.31.2012	06.30.2013	12.31.2012
Swaps (maturity in 2020)
Short position	USD 450	USD 460	(53)	(85)

Swaps (maturity in 2015)			(2)	(2)
Long position – Euribor	EUR 12	EUR 15	−	1
Short position – 4.19% Fixed rate	EUR 12	EUR 15	(2)	(3)

Total recognized in other assets and liabilities			(55)	(87)

	Consolidated
Finance income and shareholders' equity	Jan-Jun 2013	Jan-Jun 2012
Gain / (Loss) recognized in profit or loss for the period	−	(1)
Gain / (Loss) recognized in other comprehensive Income - shareholders' equity	7	(22)

		Consolidated
Interest rate derivatives	Risk	Probable (*)	Possible (∆ de 25%)	Remote (∆ de 50%)

Hedge (Derivative - Swap)	Decrease of libor	(25)	1	1
Debt	Increase of libor	25	(1)	(1)
Net efect		−	−	−

Hedge (Derivative - Swap)	Decrease of euribor	1	−	−
Debt	Increase of euribor	(1)	−	−
Net efect		−	−	−

(*) The probable scenario was computed based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

30.3.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a corporate policy of risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

30.4.   Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthened, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity	Consolidated
2013	18,848
2014	18,596
2015	27,173
2016	34,445
2017	29,094
2018	41,580
2019 and thereafter	173,170
At June 30, 2013	342,906
At December 31, 2012	278,056

30.5.   Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at June 30, 2013 are set out below:

Contract	Quantity (in thousand)	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			15	2013; 2014; 2015; 2016
Long position	24,804	2,179	(4)
Short position	(152,702)	(13,351)	19
U.S. dollar forward			3	2013
Long position	1,205	135	3
Short position	−	−	−

31.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At June 30, 2013, the estimated fair value for the Company’s long term debt was R$ 234,662 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of R$ 230,649.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded

Assets
Marketable securities	21,511	−	−	21,511
Commodity derivatives	−	−	−	−
Foreign currency derivatives	−	42	−	42
Balance at June 30, 2013	21,511	42	−	21,553
Balance at December 31, 2012	21,381	156	74	21,611

Liabilities
Commodity derivatives	(13)	−	−	(13)
Interest derivatives	−	(55)	−	(55)
Balance at June 30, 2013	(13)	(55)	−	(68)
Balance at December 31, 2012	(126)	−	−	(126)

32.        Subsequent Events

a)             Acquisition of blocks in the 11th bid round from Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)

On May 15, 2013, Petrobras acquired 34 exploratory blocks available in the 11th bid round from ANP. Signature bonuses amounted to R$ 1,461, R$ 538 of which were paid by Petrobras and R$ 923 by its partners. The Company will operate 12 of the 34 blocks acquired, 5 of which are involved in partnerships and 7 are exclusive for Petrobras. The remaining 22 blocks will be operated by partners. The signature bonus was paid in July 2013 and the concession agreements were signed in August 2013.

b)            Financing Contracts

JBIC

On July 16, 2013, Petrobras signed two financing programs with Japan Bank for International Cooperation (JBIC) amounting up to US$ 1.5 billion. Mizuho Bank Ltd. will be the agent for the programs. The credit lines will be 60% financed by JBIC and 40% by private Japanese financial institutions.

BNP Paribas

On July 31, 2013, Petrobras Global Trading BV (PGT BV) contracted with BNP Paribas a line of credit in the amount of US$ 1 billion.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

33.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2012 and the interim statements as of June 30, 2013

	Number of explanatory notes
Names of explanatory notes	Annual for 2012	Quarterly information for 2T-2013
The Company and its operations	1	1
Basis of preparation of the financial statements	2	2
Basis of consolidation	3	3
Summary of significant accounting policies	4	4
Cash and cash equivalents	5	5
Marketable securities	6	6
Trade receivables	7	7
Inventories	8	8
Acquisitions and sales of assets	**	9
Investments	10	10
Property, plant and equipment	11	11
Intangible assets	12	12
Exploration for and evaluation of oil and gas reserves	13	13
Trade payables	14	14
Finance debt	15	15
Leases	16	16
Related parties	17	17
Provision for decommissioning costs	18	18
Taxes	19	19
Employe benefits (Post-employment)	20	20
Shareholders' equity	22	21
Sales revenues	23	22
Other operating expenses, net	24	23
Expenses by nature	25	24
Net finance income (expense)	26	25
Supplementary information on the statement of cash flows	*	26
Segment reporting	*	27
Provisions for legal proceedings, contingent liabilities and contingent assets	27	28
Guarantees for concession agreements for petroleum exploration	29	29
Risk management and derivative instruments	30	30
Fair value of financial assets and liabilities	31	31
Subsequent events	33	32

(*) Information included in the finincial statements for 2012.
(**) Mergers, split-offs and other information about investments.

The notes to the annual report 2012 that were suppressed in the ITR 2T2013 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Names of explanatory notes	Number of explanatory notes
Profit sharing	21
Commitments for purchase of natural gas	28
Insurance	32

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended June 30, 2013, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.  Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2013.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added.  These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Emphasis

Restatement of corresponding figures

As mentioned in Note 2.2, the individual and consolidated balance sheets for the year ended December 31, 2012, presented for comparative purposes, were adjusted and are being restated following the adoption of the new accounting requirements of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits and as required by CPC 23 - Accounting Policies, changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial accounting.  Our opinion has not been qualified as a result of this matter.

Prior period financial statements

audited by another audit firm

The Quarterly Information mentioned in the first paragraph includes accounting information presented in the individual and consolidated balance sheet as of December 31, 2011 which were obtained from previously issued financial statements originally prepared prior to the adjustments described in Note 2.2., which were made as a result of the adoption of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits.  The examination of the financial statements for the year ended December 31, 2011, as originally prepared, was conducted by another independent firm who issued an unqualified audit report dated February 9, 2012.  As part of our review of the financial information for the quarter ended June 30, 2013, we reviewed the adjustments made in the balance sheet at December 31, 2011, as presented in the opening balance for January 1, 2012.  Based on this review, nothing came to our attention that such adjustments are not appropriate or were not properly recorded in all material respects.  We were not engaged to audit, review or apply any other procedures on the balance sheet as of December 31, 2011 and, therefore, express no opinion or any form of assurance on these prior year financial statements.

Rio de Janeiro, August 9, 2013

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.